The New FedEx

PE 5-31-02


RECD S.E.C.
AUG 2 0 2002
1086

Leading the Way


02051512

Annual Report 02

FedEx.
Corporation

In millions, except earnings per share	2002	2001	Percent Change
OPERATING RESULTS			
Revenues	**$20,607**	$19,629	+ 5
Operating income	**1,321**	1,071	+ 23
Operating margin	**6.4%**	5.5%	
Net income	**710**	584	+ 22
Diluted earnings per common share	**$ 2.34**	$ 1.99	+ 18
Diluted earnings per common share, excluding nonrecurring items[1]	**$ 2.39**	$ 2.26	+ 6
Average common and common equivalent shares	**303**	293	+ 3
EBITDA, as adjusted[2]	**$ 2,662**	$ 2,347	+ 13
Capital expenditures	**1,615**	1,893	− 15
Free cash flow[3]	**616**	(69)	
FINANCIAL POSITION			
Total assets	**$13,812**	$13,392	+ 3
Long-term debt, including current portion	**1,806**	2,121	− 15
Common stockholders' investment	**6,545**	5,900	+ 11


$ 15.9
$ 16.8
$ 18.3
$ 19.6
$ 20.6
'98
'99
'00
'01
'02
revenues (in billions)


$ 1.69
$ 2.10
$ 2.32
$ 1.99
$ 2.34
'98
'99
'00
'01
'02
diluted earnings per common share


13.5 %
14.6 %
14.6 %
10.9 %
11.4 %
'98
'99
'00
'01
'02
return on average equity


$ 2.0
$ 2.2
$ 2.4
$ 2.3
$ 2.7
'98
'99
'00
'01
'02
EBITDA, as adjusted (in billions)[2]


$ 2.3
$ 2.3
$ 2.0
$ 1.9
$ 1.6
'98
'99
'00
'01
'02
capital expenditures (in billions)[4]


29.3 %
22.8 %
27.1 %
26.4 %
21.6 %
'98
'99
'00
'01
'02
debt to total capitalization

[1] *Nonrecurring items for 2002 include an accounting change impairment charge of $25 million ($15 million net of tax or $.05 per share) resulting from the adoption of new rules from the Financial Accounting Standards Board for the treatment of goodwill and intangible assets. Nonrecurring items for 2001 include primarily noncash charges of $124 million ($78 million net of tax or $0.27 per share) associated with the curtailing of certain aircraft modification and development programs and the reorganizing of operations at FedEx Supply Chain Services, Inc.*

[2] *Represents earnings before goodwill accounting change, interest, taxes, depreciation and amortization.*

[3] *Represents net cash provided by operating activities less net cash used in investing activities.*

[4] *Represents actual cash expenditures plus the equivalent amount of cash that would have been expended for the acquisition of assets (principally aircraft), whose use was obtained through operating leases (leases with terms in excess of 50% of the asset's useful life) entered into during the period.*


FedEx
Express

Leading the Way

At FedEx, leading the way comes naturally. We originated the modern air/ground express industry. We invented the concept of time-critical expedited delivery. We were the first to use bar code labeling in the ground transportation industry and the first express company to offer time-definite freight service.

And yet, today, FedEx is so much more. More services. More technology. All backed by more than 214,000 employees and contractors who are more focused than ever on meeting customer needs – about five million times a day.

As today's FedEx, we're proud to be one of the world's most admired companies. We're proud to be recognized as a great place to work. Most of all, we're proud to continue leading the way for our customers, our investors, our employees and our communities.

"At FedEx, we pride ourselves on being agile in the marketplace, anticipating opportunities and capitalizing on the unexpected."

LETTER FROM THE CEO

Dear Fellow Shareholders,

This past fiscal year, a weakened economy, 9/11 and other unsettling world events made everyone in boardrooms to shopping aisles more cautious of what lay ahead.

However, whether the economy is up or down, at FedEx we pride ourselves on being agile in the marketplace, anticipating opportunities and capitalizing on the unexpected. The reason we can flex with changing market conditions is that we are grounded in a solid strategy – "operate independently, compete collectively." It has been a compass for our decision-making and has distinguished us from the competition.

The new strategy we have put in place over the past several years has made us a full-service transportation company, offering the broadest array of services. With FedEx Express, FedEx Ground, FedEx Freight, FedEx Custom Critical and FedEx Trade Networks, we can offer our customers an unprecedented array of shipping and supply chain services quickly and conveniently across the globe.

Thanks to the diversification of our business, we can now give customers more options, shift resources as markets dictate and keep more business within the FedEx family of companies.

Delivering Financial Results

In FY02, we executed well according to our plan and, despite a sluggish economy, we came through with the flying colors of all our operating companies. FedEx Corporation delivered a solid financial performance while growing revenues, managing costs and balancing resources.

- Annual revenue increased 5% to a record $20.6 billion.
- Net income increased 22% to a record $710 million.
- And diluted earnings per share increased 18% to a record $2.34.

In addition, we produced $616 million in free cash flow – a significant milestone for our company

And, for the first time in our history, we declared a quarterly dividend of $0.05 per share on our common stock. This dividend reflects our confidence in the company's future and in its unique role in the global economy.

We have taken significant steps to reduce overhead, increase productivity and tightly focus our sales and marketing efforts. These efforts, combined with an improving economy, should position us to increase revenue, profitability and return on invested capital and to generate positive free cash flow in the 2003 fiscal year.

Leading the Way with Unmatched Service Options

In FY02, we knew we had to retool during a sagging economy in order to soar when it recovered. We examined each of our businesses to either expand service offerings and networks to meet higher demand or to scale back through cost-reduction measures.

With softer demand for high-tech and high-value-added goods, FedEx Express, which primarily serves those sectors, faced the biggest challenge. By containing costs and matching resources to lower business volumes while keeping service levels high, FedEx Express performed well in a tough market environment. The implementation of our landmark agreement with the United States Postal Service last summer also fortified our FedEx Express business. And our unsurpassed FedEx Express global network remains ready to exploit a reviving global economy.

FedEx Ground experienced outstanding growth, growing year over year by double digits. FedEx Ground reached two million packages a day in November 2001, due mainly to an expanded network, improved service levels, improved sales capabilities, especially for small- and medium-sized customers, and the power of the FedEx brand. Our new


Corporation

FedEx Corporation

The leader of the FedEx family, providing strategic focus and direction for the FedEx operating companies.


Express

FedEx Express

The world's largest express transportation company, providing the most reliable time-definite delivery. With its unmatched global network, FedEx Express connects 212 countries – comprising over 90% of the world's economic activity – with typical delivery times of one to two business days.


Ground

FedEx Ground

North America's second-largest small-package ground carrier, providing competitively priced, dependable delivery in one to five business days with a money-back guarantee. Includes FedEx Home Delivery, offering low-cost business-to-residential delivery.


Freight

FedEx Freight

The U.S. market leader of next-day and second-day regional, less-than-truckload freight services, provided by two independent yet complementary operating companies, FedEx Freight East and FedEx Freight West, both known for exceptional service, reliability and on-time performance.

"Our goal is to deliver the perfect customer experience every time – one that's seamless, convenient and efficient."

FedEx Home Delivery expanded to serve 90% of the U.S. residential market and will reach virtually 100% in September 2002.

FedEx Freight continued to make competitive gains despite a slow economy, and now offers the best service in the regional less-than-truckload transportation sector. The decision to rebrand Viking Freight and American Freightways as FedEx Freight and to offer additional service options will solidify its position as the largest carrier in its segment.

Leading the Way with Cutting-Edge Technology

Technology "talks," and FedEx technology helps customers listen. Why? Because it winnows out the clutter and delivers, quickly and conveniently, the information customers need to manage their inventory in motion. As we've always said at FedEx, information about the shipment is as important as the shipment itself, and this simple philosophy continues to press us toward even more innovative customer technology.

In FY02, we announced next-generation wireless technology to boost pickup and delivery efficiency and to give customers another convenient way to access FedEx information. We launched FedEx InSight to give our customers unparalleled information about their FedEx Express and FedEx Ground shipments, whether inbound or outbound. And our Web site, fedex.com, continued to be recognized as one of the best, most convenient business Web sites, winning such honors as Best Transportation Web Site and the number-two spot on *eWeek* magazine's annual list of leading e-business innovators.

Leading the Industry and the Community

Despite a challenging economy, FedEx received a record number of accolades – ten in all, including *Fortune* magazine's Top 10 World's Most Admired Companies, and Harris Interactive & Reputation Institute Top 10. Another important honor was United Way of America recognizing FedEx Corporation and its subsidiaries with four Summit Awards, which honor businesses committed to building better communities. As always, our employees were instrumental in our receiving these awards through their beyond-the-call-of-duty performances at work and in our communities.

Leading the Way Ahead

We have honed our core strategy of "operate independently, compete collectively" to the point that all our operating companies are finely calibrated to the segments they serve. In FY03, we will focus more on perfecting the "compete collectively" side of our strategic equation by improving the customer experience at every point of contact.

Our goal is to deliver the perfect customer experience every time – one that's seamless, convenient and efficient. In FY03, we will work toward refining numerous processes affecting the customer. By making these systems "customer-simple," we intend to increase customer loyalty and corporate revenue.

We are confident in our strategy and people, and are poised for economic recovery. Our market opportunities are very large, and we look confidently and optimistically towards improving results in FY03 and beyond.

Sincerely,



Frederick W. Smith
Chairman, President and Chief Executive Officer


FedEx
Custom Critical

FedEx Custom Critical

North America's largest surface-expedited carrier, providing exclusive-use, nonstop, door-to-door delivery services. FedEx Custom Critical offers 24-hour, seven-day-a-week pickup and delivery.


FedEx
Trade Networks

FedEx Trade Networks

A leading provider of global trade services, specializing in full-service customs brokerage, international air and ocean freight forwarding, e-clearance, information technology and trade consulting.


FedEx
Services

FedEx Services

Coordinates sales, marketing and technology support for FedEx Express and FedEx Ground. Includes FedEx Supply Chain Services, which offers customized supply chain solutions, including transportation management, integrated logistics and consulting services.

We're overnight delivery – but so much more.



Providing More Choices to More Places

FedEx leads the way with a choice of independent transportation networks – express, ground, freight and expedited – so our customers can select the right service, at the right time and the right price. We're always improving, changing, growing to stay ahead of our customers' needs.

FedEx First Overnight® has recently added 15 western U.S. markets, so the FedEx Express early-morning service now delivers to over a million more businesses by 8:30 a.m. Combined with FedEx Priority Overnight® and FedEx Standard Overnight®, our customers have a range of overnight delivery options they can absolutely, positively count on, day after day.

FedEx Freight Next Day Plus℠ extends the next-day reach for FedEx Freight East up to 900 miles for the next business day in selected lanes, nearly doubling the regional less-than-truckload industry standard of 500 miles.

FedEx Trade Networks Air-Ground Distribution℠ and Ocean-Ground Distribution℠ allow North American importers to bundle ocean and air freight forwarding from Europe and Asia with domestic delivery via FedEx Express, FedEx Ground, and FedEx Freight.

FedEx Custom Critical℠ Customer Response Team finds a way to meet any customer need – even when other FedEx freight services can't. FedEx Custom Critical lives the company motto: "Don't worry. There's a FedEx for that."

"Whenever I have an emergency shipment, I explain my situation to the FedEx Custom Critical service agents and they inform me of the best options – giving me a choice."

– **Preston Chaney Jr.**
Logistics Manager, AM General


FedEx
Home Delivery

Expanding Customer Choices

FedEx Home Delivery will serve virtually 100% of U.S. homes in September 2002. That's dog-gone fast growth for a newly introduced service.

To say that FedEx Home Delivery has been enthusiastically received is a bit of an understatement. In the last 12 months alone, the number of shippers using FedEx Home Delivery has more than tripled.

Why the great demand? FedEx Home Delivery fills a need unmet by any other service. Designed specifically for cataloguers and online retailers, FedEx Home Delivery is the only ground service dedicated exclusively to the low-cost, residential delivery market. It's the first residential ground service to offer a money-back guarantee. It's the only delivery service to offer standard evening and weekend delivery.

And it offers unmatched premium options like day-specific delivery and delivery by appointment.

Clearly, FedEx Home Delivery is a special breed.

⇨ *We deliver information with every package.*

Putting Information at Your Fingertips

FedEx was the first to offer online shipping and tracking, and our award-winning Web site – fedex.com – is still leading the way. Customers can access key information for all FedEx operating companies – comparing services, determining rates, preparing shipping labels, finding the nearest drop-off location, arranging pickup times, tracking shipments, and more. Anything you need to know "About FedEx" is just a few clicks away.

Speeding International Trade

FedEx Global Trade Manager at fedex.com makes international shipping simple. This Web-based application identifies and prints the documents that customers need to ship to and from major countries. A new feature – Estimate Duties and Taxes – lives up to its name by providing advance information on all duties and taxes to be levied against a shipment. Going global has never been so easy.

Delivering Wireless Solutions

FedEx technology gives customers, couriers and contract delivery personnel wireless access to the company's information systems networks. Customers can access package tracking and drop-off location data for FedEx Express, FedEx Ground and FedEx Home Delivery via Web-enabled personal digital assistants, cell phones and pagers. FedEx couriers, contract delivery personnel and other team members use wireless data collection devices to scan bar codes on shipments. These "magic wands" are a key part of what makes it possible for you to find out where your package is in transit, whether on a FedEx Express jet speeding across the Atlantic Ocean or a FedEx Ground tractor-trailer on the Pennsylvania Turnpike.



⇨ *"International trade is complex, so it is critical that our 200 monthly international shipments don't get delayed in customs. We can estimate duties and taxes, but the process is very manual and time-consuming. The new FedEx duty and tax estimator speeds up the process. We can input a few facts; then print out the calculation-results screen to send to our customers in advance of shipping."*

– **Dan Polkowski**
Distribution and Logistics Manager, Imperial Graphics




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Welcome, InSight

Enhancing the Customer Experience

1

FedEx InSight℠: Visibility like no one has ever seen before.

Learning about a delayed customs clearance may not sound like good news, until you consider the value of learning about it so quickly that you have time to adjust your plans and take corrective actions. That's what FedEx InSight does. It's such a technological marvel, it helps shippers become practically psychic.

The first Web-based application to offer proactive, real-time status information on inbound, outbound and third-party shipments, FedEx InSight enables customers to identify issues instantly and address them before they become problems. And, FedEx InSight allows customers to see the progress of their shipments without requiring a tracking number – giving them convenient and unprecedented data visibility critical to managing their supply chains efficiently.

FedEx InSight also offers other features never before seen. Like the ability to access multiple shipment information simultaneously. The ability to customize information with more detail such as box contents. And the ability to receive e-mail, wireless and fax status alerts of critical shipping events such as clearance delays and failed delivery attempts.

All of these make FedEx InSight a sight for our customers' eyes.

Employees. Customers. Communities. FedEx is a people company – people you can count on.

Reaching Out to Communities

FedEx leads the way in philanthropy, providing both dollars and in-kind shipping services for a nation in crisis or an everyday community need. After September 11, the FedEx family of companies carried survivors to safety, aided burn victims, transported medicine, supplies and even booties for the canine rescue team – donating a total of $1 million in in-kind services plus a cash contribution totaling $1 million to the United Way September 11 Fund and the American Red Cross. But FedEx also delivers for communities every day, working with Heart to Heart International to deliver food and medicine throughout the world, operating the "flying eye hospital" for ORBIS International to provide eye care and treatment to people in developing countries and helping the Red Cross provide quick response for disasters. When President George W. Bush asked schoolchildren to contribute to America's Fund for Afghan Children, it was FedEx that shipped more than 134,000 pounds of relief supplies. Anywhere. Any time. FedEx touches lives in ways you've never imagined.



Protecting and Respecting the Environment

FedEx has been recognized as one of America's most environmentally responsible companies. We are increasing the amount of recycled material in all FedEx packaging, minimizing waste generation through recycling at our facilities and expanding our fleet of low-emission vehicles. As a result, FedEx is the only company in our industry to be rated "A" in the Council on Economic Priorities' corporate responsibility profile for the environment.

Providing Employees with a Great Place to Work

We believe FedEx is a great place to work – and plenty of people agree with us. In the past year, *Fortune* magazine has listed FedEx on three of its prestigious lists, including:


FORTUNE
AMERICA'S
MOST ADMIRED
COMPANIES


FORTUNE
WORLD'S
MOST
ADMIRED
COMPANIES


FORTUNE
100
BEST COMPANIES TO WORK FOR

- America's Most Admired Companies
- World's Most Admired Companies
- 100 Best Companies To Work For

In addition, FedEx placed in the top 10 in corporate reputation according to a Harris Interactive & Reputation Institute survey.

> *"ORBIS is a one-of-a-kind operation that has brought the gift of sight to countless people throughout the developing world. In searching for a global aviation sponsor, our 'wish list' asked for a global, efficient and aggressive company whose employees possess a level of pride that inspires them to go the extra mile. We've found that with FedEx."*

– **Kathy Spahn**
President and Executive Director, ORBIS


FedEx
Freight

Safeguarding Kids and Communities

Having safe kids today means having more leaders tomorrow.

FedEx operating companies put more than 60,000 vehicles on the world's roads. You'd better believe safety is our highest priority. And our commitment to safety goes beyond careful driving.

FedEx is a major sponsor of National Safe Kids' elementary-school-based pedestrian safety initiative. On the highly publicized "Walk This Way" day, FedEx couriers volunteer their time at the schools, analyzing traffic flow and instructing children on pedestrian safety. In addition to corporate publications, e-mail, brochures and letters, FedEx has placed full-page ads in Time *and* USA Today *to promote the initiative.*

Providing cash and volunteer support, we helped triple the reach of the National Safe Kids program – from 41 locations in 2000 to 120 locations in 2002, affecting more than 200 schools. We also launched programs in two international locations.

While we handle millions of daily priorities for our customers, we are proud to say safety is our top priority.

We're leading the way financially – focused on long-term, profitable growth that rewards our shareholders.

LETTER FROM THE CFO

Faced with the toughest business environment in a decade, FedEx employees and contractors delivered record results in 2002. Their efforts exemplified and substantiated our "operate independently, compete collectively" strategy and provided superior value to our shareholders.

We increased revenues to a record $20.6 billion with the start-up of the transportation agreement between FedEx Express and the U.S. Postal Service, strong volume growth at FedEx Ground and its Home Delivery service, and our first full year of operations of FedEx Freight.

At the same time, we tightened our belts. Overhead costs were held in check, fuel price fluctuations were substantially mitigated by our new index-based fuel surcharge, productivity improved, and capital spending decreased to the lowest level in eight years. Despite these cutbacks, our operations performed at record service levels, unrivaled by our competitors.

The net effect of these efforts was a nearly 100-basis-point rise in our operating margin, record earnings per share, and the generation of $616 million in free cash flow. With this cash, we lowered our debt levels by more than $300 million, repurchased more than three million shares of FedEx stock and announced our first-ever cash dividend. At the same time, the stock market recognized our efforts and increased our share price by nearly 35%.

In 2003, we will continue leading the way, delivering the best possible transportation solutions and service experience to our customers. We will also provide high-quality, transparent financial statements and disclosures, so that our shareholders can easily understand the key business opportunities we see and the issues and risks we manage, the critical accounting policies we employ and the important judgments we make in preparing our financial statements. And, we will remain focused on managing our costs and capital spending, delivering strong cash flows and increased earnings, margins, and returns to our shareholders.

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer



$600
500
400
300
200
100
'92
'94
'96
'98
'00
'02
18.1% CAGR
12.1% CAGR
9.6% CAGR

Stock Performance

FedEx (FDX) Common Stock ——— *S&P 500 Index* ——— *Dow Jones Transportation Average* ———

The stock performance graph shows changes over the past ten fiscal years in the value of $100 invested on May 31, 1992. CAGR represents compound annual growth rate.

Management's Discussion and Analysis of Results of Operations and Financial Condition

GENERAL

The following management's discussion and analysis describes the principal factors affecting the results of operations, liquidity and capital resources, as well as the critical accounting policies, of FedEx Corporation (also referred to as "FedEx"). This discussion should be read in conjunction with the accompanying audited financial statements, which include additional information about our significant accounting policies and practices and the transactions that underlie our financial results.

FedEx is one of the largest transportation companies in the world. Our business strategy is to offer a portfolio of transportation services through our independently operated business units. These business units are primarily represented by our reportable operating segments: FedEx Express, the world's largest express transportation company; FedEx Ground, North America's second largest provider of small-package ground delivery service; and FedEx Freight, the largest U.S. provider of regional less-than-truckload freight services.

The key factors that affect our operating results are the volumes of shipments transported through our networks, as measured by our average daily volume; the mix of services purchased by our customers; the prices we obtain for our services, as measured by average price per shipment (yield); our ability to manage our cost structure for capital expenditures and operating expenses such as salaries, wages and benefits, fuel and maintenance; and our ability to match operating costs to shifting volume levels.

Except as otherwise indicated, references to years mean our fiscal year ended May 31, 2002 or ended May 31 of the year referenced and comparisons are to the prior year.

RESULTS OF OPERATIONS

Consolidated Results

The following table compares revenues, operating income, net income and diluted earnings per share (in millions, except per share amounts) for the years ended May 31:

				Percent Change	
	2002	2001[1]	2000	**2002/ 2001**	2001/ 2000
Revenues	**$20,607**	$19,629	$18,257	**+ 5**	+ 8
Operating income	**1,321**	1,071	1,221	**+23**	−12
Net income	**710**	584	688	**+22**	−15
Diluted earnings per share	**$ 2.34**	$ 1.99	$ 2.32	**+18**	−14

[1] *Results for 2001 include noncash charges of $102 million for impairment of certain assets related to aircraft programs at FedEx Express and a $22 million reorganization charge at FedEx Supply Chain Services. These charges were $78 million after tax or $.27 per diluted share.*

Our 2002 results reflect outstanding revenue and earnings growth at FedEx Ground. Operating income at this segment increased $162 million or 93%, reflecting volume growth in FedEx Ground's core business and reduced losses in its home delivery service. The performance of FedEx Ground, and the addition of FedEx Freight East (formerly known as American Freightways) in the third quarter of 2001, contributed to improved net income for 2002, but were mitigated by continued softness in package volumes at FedEx Express. Volume levels in our FedEx Express domestic and international package services declined in 2002 as a result of continued weakness in the U.S. and global economies (particularly in the manufacturing and wholesale sectors), which has decreased demand for our higher-priced express services. Revenue from our transportation agreement with the U.S. Postal Service ("USPS"), which commenced in the first quarter of 2002, as well as effective cost management, helped soften the impact of reduced package volumes at FedEx Express.

Largely due to the contributions of FedEx Ground and FedEx Freight, and the fact that 2001 included approximately $124 million in noncash charges (discussed below), operating income increased significantly in 2002. Discretionary spending (such as professional fees and travel-related expenses) was reduced approximately $108 million during 2002. Pension costs were approximately $90 million higher in 2002, due principally to lower discount rates and decreased returns on pension plan assets. Variable compensation was slightly higher in 2002.

During 2002, we implemented new indices for calculating fuel surcharges at FedEx Express and FedEx Ground, which more closely link the surcharges to prevailing market prices for jet and diesel fuel, respectively. Lower fuel prices during 2002 had a positive impact on operating expenses; however, declines in fuel surcharge revenue more than offset the impact of lower fuel prices on operating income. Conversely, fuel surcharge revenue in 2001 more than offset the impact of higher fuel costs. During 2001, increased fuel prices negatively impacted year-over-year expenses by approximately $160 million, net of the effects of jet fuel hedging contracts. We received approximately $92 million in 2001 under jet fuel hedging contracts, which we effectively closed during the fourth quarter of 2001 by entering into offsetting contracts. The maturity of these contracts increased 2002 fuel costs by approximately $15 million.

Net income for 2002 reflects the cumulative effect of an accounting change recorded in the first quarter. This change resulted from adoption of new rules from the Financial Accounting Standards Board ("FASB") for the treatment of goodwill and other intangible assets (see Note 2 and Note 4 to the accompanying audited financial statements). Adoption of these new rules resulted in the first quarter recognition of a $25 million ($15 million net of tax or $.05 per share) impairment charge to our recorded goodwill. Results for 2002 also reflect the cessation of $36 million of goodwill amortization that would have been recorded in operating expenses, as required under the new accounting rules. Goodwill amortization expense was $26 million for 2001 and $17 million for 2000.

Our results for 2001 reflected strong performance during the first half, which was more than offset by the effects of weakened economic conditions in the second half of the year. As a result of lower domestic volumes at FedEx Express in the second half of 2001 and lowered capacity growth forecasts, management committed to eliminate certain excess aircraft capacity related to our MD10 program (which upgrades and modifies our older DC10 aircraft to make them more compatible with our newer MD11 aircraft). By curtailing the MD10 program, we eliminated significant future capital expenditures through 2008. During 2001, we also took actions to reorganize our FedEx Supply Chain Services subsidiary to eliminate certain unprofitable, nonstrategic logistics business and reduce its overhead. In addition, due to the bankruptcy of Ayres Corporation, we wrote off deposits and related items in 2001 in connection with the Ayres ALM200 aircraft program. Following is a summary of these charges (in millions):

Impairment of certain assets related to the MD10 aircraft program	$ 93
Strategic realignment of logistics subsidiary	22
Ayres program write-off	9
Total	$124

Results for 2002 were favorably affected by approximately $12 million, related to the charges above, based on actual outcomes as compared to the original estimates. No material amounts remained on the balance sheet for these items at the end of 2002.

Excluding the effects of business acquisitions in 2001 and 2000, revenues increased slightly in 2001, reflecting revenue growth of FedEx International Priority® ("IP") packages. During 2001, volume growth was higher at FedEx Ground as this subsidiary continued to grow its core business and expand its new home delivery service offering. The effects of the acquisition of FedEx Freight East added approximately $630 million to 2001 revenues. The acquisition resulted in recognition of approximately $600 million in goodwill and was slightly accretive to 2001 earnings per diluted share. For further information regarding this acquisition, see "Liquidity" and Note 3 to the accompanying audited financial statements.

Our 2001 operating results reflected the continuing implementation of the rebranding and reorganization initiatives begun in the last half of 2000 to leverage the FedEx name and centralize certain sales, marketing and technology functions of FedEx Express and FedEx Ground into FedEx Services (see "Reportable Segments" below). These rebranding costs did not have a significant impact on 2002 results and were approximately $26 million for 2001 and $21 million for 2000. Our 2001 results included a significant reduction in operating costs related to reduced provisions under our variable compensation plans. Pension costs were approximately $70 million lower in 2001, due principally to higher discount rates.

Other Income and Expense and Income Taxes

Interest expense was slightly lower in 2002, as we utilized available cash to reduce debt balances during the year (see "Financial Condition" below). Financing for the acquisition of FedEx Freight East, which was completed in the third quarter of 2001, was the principal reason net interest expense was 36% higher in 2001.

In 2002, other nonoperating expenses included losses of approximately $17 million from the retirement of debt assumed in the FedEx Freight East acquisition and the refinancing of certain capital lease obligations. Other nonoperating expenses in 2000 included gains of approximately $12 million from an insurance settlement for a destroyed MD11 aircraft and approximately $11 million from the sale of securities.

Our effective tax rate was 37.5% in 2002, 37.0% in 2001 and 39.5% in 2000. The 37.5% effective tax rate in 2002 was higher than the 2001 effective rate primarily due to the utilization of excess foreign tax credits in 2001. The 2002 rate was favorably impacted by the cessation of goodwill amortization (as discussed above) and by several other factors, none of which were individually significant. The effective tax rate exceeds the statutory U.S. federal tax rate primarily because of state income taxes. For 2003, we expect the effective tax rate to be approximately 38.0%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income.

At May 31, 2002, we had a net deferred tax liability of $130 million, consisting of $1 billion of deferred tax assets and $1.1 billion of deferred tax liabilities. The reversal of deferred tax assets in future periods is expected to be offset by similar amounts of deferred tax liabilities.

Terrorist Attacks of September 11

Fiscal 2002 second quarter operations were significantly affected by the terrorist attacks that occurred on September 11, 2001. All domestic FedEx Express aircraft were mandatorily grounded on September 11 and 12, and flight operations resumed on the evening of September 13, 2001. During the period our aircraft were grounded, both domestic and international shipments were impacted, with domestic average daily express volumes declining almost 50% from prior year levels. We executed contingency plans and transported all domestic shipments during this period through ground-based trucking operations. We resumed air operations within hours of receiving clearance from the Federal Aviation Administration. Business levels at FedEx Ground and FedEx Freight were not materially affected.

In the aftermath of the terrorist attacks of September 11, the U.S. Congress passed the Air Transportation Safety and System Stabilization Act (the "Act"), an emergency economic assistance package to mitigate the dramatic financial losses experienced by the nation's air carriers. The Act provides for $5 billion to be used for financial assistance to airlines to offset losses caused by service disruptions and declines in business activity related to these attacks for the period September 11, 2001 through December 31, 2001.

The Emerging Issues Task Force ("EITF") issued EITF 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001," in September 2001 to establish accounting for the impact of the terrorist attacks of September 11, 2001. Under EITF 01-10, federal assistance provided to air carriers in the form of direct compensation from the U.S. government under the Act should be recognized when the related losses are incurred and compensation under the Act is probable. We recognized $119 million of compensation under the Act in 2002. We have classified all amounts recognized under this program (of which $101 million was received as of May 31, 2002), as a reduction of operating expenses under the caption "Airline stabilization compensation." While we believe we have complied with all aspects of the Act and that it is probable we will ultimately receive the remaining $18 million receivable, compensation previously recognized is subject to audit and interpretation by the Department of Transportation ("DOT"). We have received requests from the DOT for additional information in support of our claims under the Act and have responded fully to these requests. We cannot be assured of the ultimate outcome of such interpretations, but it is reasonably possible that a material reduction to the amount of compensation recognized by us under the Act could occur.

Although increased security requirements for air cargo carriers have been put in place and further measures may be forthcoming, as of yet we have no estimate of what impact any such measures may have on our results of operations or financial position. Furthermore, we are not certain how the events of September 11, or any subsequent terrorist activities, will ultimately impact the U.S. and global economies in general, and the air transportation industry in particular, and what effects these events will have on our costs or on the demand for our services.

Outlook

On May 31, 2002, we announced our first-ever payment of a quarterly cash dividend to shareholders of $.05 per share. We expect to continue these quarterly cash dividend payments, although each subsequent dividend is subject to review and approval by our Board of Directors.

The economic downturn that began in calendar 2001 provided opportunities for management teams within the FedEx family to examine growth strategies and take steps to right-size our transportation networks, improve service and provide choices to fit our customers' transportation needs. We believe we are well positioned for long-term growth when the economy, particularly the manufacturing and wholesale sectors, recovers and experiences sustained growth.

For 2003, we anticipate revenue and volume growth in all segments if our expectations of an economic stabilization during the first half of 2003 and a recovery during the remainder of the year are realized.

Our diverse portfolio of services is the key factor to our long-term growth. The expansion of FedEx Ground's home delivery network and continued development and cross-selling of the diverse FedEx portfolio of services, particularly to small- and medium-sized businesses, is central to our strategy. Our Web site, *fedex.com*, is heavily utilized and has helped us reduce costs and improve customer satisfaction. Management believes that our substantially fixed cost infrastructure will allow us to realize incremental profits when the economy recovers.

Pension costs are expected to continue to increase over the near term. Our pension cost for 2003 will increase by approximately $90 million due to lower interest rates in 2002 and the effects of decreased returns on pension plan assets. For 2003, we will lower our expected long-term rate of return on plan assets from 10.9% to 10.1%. While employee retirement costs continue to rise, our retirement programs are well funded, with assets sufficient to meet our current obligations.

Maintenance costs are expected to be higher in 2003 due to scheduled maintenance activities. Higher group health and other insurance costs are also anticipated. In spite of the impact of these increased expenses, we expect our operating margin to slightly improve as a result of continued focus on cost reductions (including hiring restrictions and reduced discretionary spending), productivity improvements and a reduction in the FedEx Home Delivery loss.

Actual results for 2003 will depend upon a number of factors, including the timing, speed and magnitude of the economic recovery, our ability to match capacity with volume levels and our ability to effectively leverage our new service and growth initiatives. In addition, our fuel surcharges have a lag that exists before the surcharges are adjusted for changes in jet and diesel fuel prices. Therefore, our operating income may be affected should the spot price of fuel suddenly change by a significant amount. See "Forward-Looking Statements" for a more complete description of potential risks and uncertainties that could affect our future performance.

Seasonality of Business

Our express package and freight businesses are seasonal in nature. Historically, the U.S. package business experiences an increase in volumes in late November and December. International business, particularly in the Asia to U.S. market, peaks in October and November due to U.S. holiday sales. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically exhibited lower volumes relative to other periods.

The transportation and logistics industry is affected directly by the state of the overall domestic and international economies. Seasonal fluctuations affect tonnage, revenues and earnings. Normally, the fall of each year is the busiest shipping period for FedEx Ground and FedEx Custom Critical, while the latter part of December, January, June and July of each year are the slowest periods. For FedEx Freight, the spring and fall of each year are the busiest shipping periods and the latter part of December, January and February of each year are the slowest periods. Shipment levels, operating costs and earnings for each of our operating companies can also be adversely affected by inclement weather.

New Accounting Pronouncements

The FASB issued Statement of Financial Accounting Standards No. ("SFAS") 143, "Accounting for Asset Retirement Obligations" in June 2001 and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in October 2001. These statements will be effective for FedEx beginning in 2003. We do not expect the application of these new accounting standards to have a material effect on our financial position or results of operations. See Note 2 to the accompanying audited financial statements for further discussion of recent accounting pronouncements.

Reportable Segments

Our reportable operating segments are FedEx Express, FedEx Ground and FedEx Freight, each of which operates in a single line of business. Included within "Other" are the operations of FedEx Custom Critical, FedEx Trade Networks and FedEx Services. "Other" also includes certain unallocated corporate items and eliminations. Management evaluates segment financial performance based on operating income.

The formation of FedEx Services at the beginning of 2001 represented the implementation of a business strategy that combined the sales, marketing and information technology functions of our FedEx Express and FedEx Ground reportable segments to form a shared services company that supports the package businesses of both of these segments. FedEx Services provides our customers with a single point of contact for all express and ground services. Prior to the formation of FedEx Services, each business had its own self-contained sales, marketing and information technology functions.

The costs for these activities are now allocated based on metrics such as relative revenues and estimated services provided. These allocations materially approximate the cost of providing these functions. The line item "Intercompany charges" on the accompanying financial summaries of our reportable segments includes the allocations from FedEx Services to FedEx Express and FedEx Ground, and certain other costs such as corporate management fees.

FedEx Express

The following table compares revenues, operating expenses and operating income (dollars in millions) and selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2002	2001	2000[1]	Percent Change 2002/2001	Percent Change 2001/2000
Revenues:					
Package:					
U.S. overnight box[2]	**$ 5,338**	$ 5,830	$ 5,684	**– 8**	+ 3
U.S. overnight envelope[3]	**1,755**	1,871	1,854	**– 6**	+ 1
U.S. deferred	**2,383**	2,492	2,428	**– 4**	+ 3
Total domestic package revenue	**9,476**	10,193	9,966	**– 7**	+ 2
International Priority (IP)	**3,834**	3,940	3,552	**– 3**	+11
Total package revenue	**13,310**	14,133	13,518	**– 6**	+ 5
Freight:					
U.S.	**1,273**	651	566	**+96**	+15
International	**384**	424	492	**– 9**	–14
Total freight revenue	**1,657**	1,075	1,058	**+54**	+ 2
Other	**360**	326	492	**+10**	–34
Total revenues	**15,327**	15,534	15,068	**– 1**	+ 3
Operating expenses:					
Salaries and employee benefits	**6,467**	6,301		**+ 3**	
Purchased transportation	**562**	584		**– 4**	
Rentals and landing fees	**1,524**	1,419		**+ 7**	
Depreciation and amortization	**806**	797		**+ 1**	
Fuel	**1,009**	1,063		**– 5**	
Maintenance and repairs	**980**	968		**+ 1**	
Airline stabilization compensation	**(119)**	–		**n/a**	
Intercompany charges, net	**1,332**	1,317		**+ 1**	
Other[4]	**1,955**	2,238		**–13**	
Total operating expenses	**14,516**	14,687	14,168	**– 1**	+ 4
Operating income	**$ 811**	$ 847	$ 900	**– 4**	– 6

	2002	2001	2000[1]	Percent Change 2002/2001	Percent Change 2001/2000
Package statistics:					
Average daily packages:					
U.S. overnight box	**1,170**	1,264	1,249	**– 7**	+ 1
U.S. overnight envelope	**699**	757	771	**– 8**	– 2
U.S. deferred	**868**	899	916	**– 3**	– 2
Total domestic packages	**2,737**	2,920	2,936	**– 6**	– 1
IP	**340**	346	319	**– 2**	+ 8
Total packages	**3,077**	3,266	3,255	**– 6**	–
Revenue per package (yield):					
U.S. overnight box	**$ 17.90**	$ 18.09	$ 17.70	**– 1**	+ 2
U.S. overnight envelope	**9.84**	9.69	9.36	**+ 2**	+ 4
U.S. deferred	**10.77**	10.87	10.31	**– 1**	+ 5
Domestic composite	**13.58**	13.69	13.21	**– 1**	+ 4
IP	**44.16**	44.70	43.36	**– 1**	+ 3
Composite	**16.96**	16.97	16.16	**–**	+ 5
Freight statistics:					
Average daily pounds:					
U.S.	**7,736**	4,337	4,693	**+78**	– 8
International	**2,082**	2,208	2,420	**– 6**	– 9
Total freight	**9,818**	6,545	7,113	**+50**	– 8
Revenue per pound (yield):					
U.S.	**$ .65**	$ .59	$ .47	**+10**	+26
International	**.72**	.75	.79	**– 4**	– 5
Composite	**.66**	.64	.58	**+ 3**	+10

[1] *Operating expense detail for 2000 is not included as this data is not comparable. See "Reportable Segments" above.*

[2] *The U.S. overnight box category includes packages exceeding 8 ounces in weight.*

[3] *The U.S. overnight envelope category includes envelopes weighing 8 ounces or less.*

[4] *2001 includes a $93 million charge for impairment of the MD10 aircraft program and a $9 million charge for the Ayres program write-off.*

FedEx Express Revenues

Volumes at FedEx Express continue to be below levels experienced prior to the economic slowdown, which began in 2001. Volumes were also significantly impacted by the terrorist attacks on September 11, 2001. All domestic FedEx Express aircraft were mandatorily grounded on September 11 and 12, and flight operations resumed on the evening of September 13, 2001. Both domestic and international shipments were impacted by this event.

During 2002, total package revenue decreased 6%, principally due to decreases in volumes. In the United States, package revenue declined 7% (on 6% lower average daily domestic express package volume, principally in U.S. overnight box and envelope volumes). While IP volume decreased slightly in 2002, principally due to a decline in U.S. outbound shipments, IP volumes were positively impacted by the European and Asian economies, although volumes in these markets did not grow as much as in 2001. For 2002, FedEx Express experienced IP average daily volume growth rates of 15% and 5% in the European and Asian markets, respectively. Package yields are slightly lower in virtually all service categories due to a decrease in average weight per package and a decline in fuel surcharge revenue. In the second quarter of 2002, we implemented a new index for determining our fuel surcharge. Using this new index, the fuel surcharge ranged between 0% and 3% from November 2001 through May 2002. The fuel surcharge during all of 2001 was 4%.

In 2001, total package revenue increased 5%, principally due to increases in yields and IP volumes. The increase in yields in 2001 was a result of yield-management, which included limiting growth of less profitable business and recovering the higher cost of fuel through a fuel surcharge. Domestic rate increases in February 2001 also contributed to the higher yield during 2001. While the IP volume growth was 8% for 2001, this rate was impacted by a year-over-year increase in U.S. outbound shipments, offset by weakness in the Asian economy in the last half of the year. For 2001, FedEx Express experienced IP average daily volume growth rates of 24% in the European market and 12% in the Asian market.

Total freight revenue for 2002 increased significantly due to improved domestic freight volume and yield, reflecting the impact of the USPS transportation agreement, which began in August 2001. On January 10, 2001, FedEx Express and the USPS entered into two service contracts: one for domestic air transportation and the other for placement of FedEx Drop Boxes at U.S. Post Offices. On December 13, 2001, we signed an addendum to our transportation agreement with the USPS, effective for a 10-month period beginning January 1, 2002, which allows us to carry incremental pounds of mail at higher committed volumes than required under the original agreement. In 2001, total freight revenue increased slightly over 2000 due to significantly improved yields in U.S. freight, partially offset by declines in domestic freight volume and international freight volume and yield.

Other revenue (which includes Canadian domestic revenue, charter services, logistics services, sales of hushkits and other) increased 10% in 2002. In 2001 and 2000, other revenue decreased, mostly due to declines in the sale of hushkits. Hushkits sales were insignificant in 2002.

FedEx Express Operating Income

In 2002, operating income at FedEx Express decreased 4%. Excluding $102 million of asset impairment charges taken in 2001, operating income was down 15% in 2002. Revenue declines in 2002 on a largely fixed cost structure more than offset continued cost management actions. During 2002, contractual reimbursements received from the USPS substantially offset network expansion costs incurred (principally in increased salaries). USPS reimbursements during 2002 are reflected as a credit to other operating expenses. This reimbursement, however, had no effect on operating income, as it represented the recovery of incremental costs incurred. In 2002, FedEx Express recognized $27 million of operating income from the resolution of certain state tax matters, which is also reflected as a reduction of other operating expenses.

Operating income for 2002 also reflects the adoption of new rules from the FASB for the treatment of goodwill and other intangible assets (as discussed in "Consolidated Results" above). For FedEx Express, adoption of these new rules resulted in the cessation of $12 million in goodwill amortization that would have been recorded in operating expenses during 2002 (this amortization amount is comparable to 2001 and 2000).

Rentals and landing fees were higher in 2002 primarily due to an increase in aircraft usage as a result of incremental domestic freight volume. While fuel usage was higher in 2002 due to incremental freight pounds transported under the USPS agreement, fuel costs were down, as the average price per gallon of aircraft fuel decreased 12% in 2002. During 2001, increased fuel expense reflected a 17% increase in average jet fuel price per gallon, which contributed to a negative impact of approximately $150 million, including the results of jet fuel hedging contracts entered into to mitigate some of the increased jet fuel costs.

For 2002, salaries, wages and benefits were higher in spite of reductions in hours and full-time equivalents, which were not sufficient to offset base salary increases and higher pension and medical costs. This is partially because a significant portion of incremental cost increases related to the USPS contract is reflected in salaries and wages. Pension costs at FedEx Express were approximately $60 million higher in 2002. Profit sharing and incentive compensation provisions were down significantly for 2002.

In 2001, operating income decreased 6%, reflecting charges related to the impairment of aircraft in the fourth quarter (see "Consolidated Results" above). Excluding these charges, operating income increased 5% in 2001, despite a slowdown in revenue growth that year, as reduced variable compensation and pension costs, coupled with intensified cost controls over discretionary spending, had a positive impact. Declining contributions from sales of hushkits negatively impacted operating profit by $40 million in 2001.

FedEx Express Outlook

While we believe economic growth during the first half of 2003 will be slow, particularly in the manufacturing and wholesale sectors, we expect revenue to increase during 2003, in both the domestic and international markets. Revenue growth is expected to exceed expense growth due to increases in both domestic and international package volumes and yield.

Operating margin for this segment is expected to increase in 2003 despite increasing pension and health care costs, insurance expenses, maintenance costs and costs associated with annual wage increases. Our expectation of improved performance is based upon continued cost control efforts, with a particular focus on significant improvements in productivity and transportation network efficiency. We will also benefit in 2003 from a full year of operations under our transportation contract with the USPS.

Although fuel price increases are anticipated during 2003, they are not expected to significantly impact earnings as our fuel surcharge is closely linked to prevailing market prices for jet fuel. Our fuel surcharge has a lag that exists before it is adjusted for changes in jet fuel prices. Therefore, our operating income may be affected should the spot price of jet fuel suddenly change by a significant amount.

FedEx Ground

The following table compares revenues, operating expenses and operating income (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2002	2001	2000[1]	**2002/ 2001**	2001/ 2000
Revenues	**$2,711**	$2,237	$2,033	**+21**	+10
Operating expenses:					
Salaries and employee benefits	**532**	450		**+18**	
Purchased transportation	**1,032**	881		**+17**	
Rentals	**71**	67		**+ 6**	
Depreciation and amortization	**132**	111		**+19**	
Fuel	**4**	8		**−50**	
Maintenance and repairs	**73**	63		**+16**	
Intercompany charges	**238**	215		**+11**	
Other	**292**	267		**+ 9**	
Total operating expenses	**2,374**	2,062	1,807	**+15**	+14
Operating income	**$ 337**	$ 175	$ 226	**+93**	−23
Average daily packages	**1,755**	1,520	1,442	**+15**	+ 5
Revenue per package (yield)	**$ 6.11**	$ 5.79	$ 5.55	**+ 6**	+ 4

[1] *Operating expense detail for 2000 has been omitted, as this data is not comparable. See "Reportable Segments" above.*

FedEx Ground Revenues

Core business growth and the increasing popularity of our new home delivery service helped FedEx Ground realize double-digit revenue growth in both 2002 and 2001, as volumes and yields increased. Sales and marketing activities have been effective in attracting new small- and medium-sized customers, which generate higher yielding package revenues. For 2002 and 2001, the increase in average daily packages represents positive volume growth experienced in all principal markets served by FedEx Ground, including FedEx Home Delivery, which added facilities to reach almost 90% coverage of the U.S. population.

In 2002 and 2001, year-over-year yield increases were due primarily to general rate increases, ongoing yield management and a slight increase in the mix of higher yielding packages. In the third quarter of 2002, we implemented a new dynamic fuel surcharge, which is indexed to the current price of diesel fuel. Using this new index, the fuel surcharge ranged between .50% and .75% from February through May 2002. A 1.25% fuel surcharge was in effect for most of 2001.

FedEx Ground Operating Income

FedEx Ground's operating income significantly increased in 2002 primarily due to package volume growth, higher yields, productivity improvements in both employee and contractor labor and effective cost management. FedEx Home Delivery had a loss of $32 million in 2002, which is a significant improvement from the loss in 2001. Facility openings and expansions, as well as increased investments in information systems, resulted in increased depreciation, rental and other property-related expenses during 2002. Salaries, wages and benefits also were higher in 2002 due to additional full-time equivalents and higher pension and medical costs. Costs for our variable and other incentive compensation plans were significantly higher during 2002, reflecting FedEx Ground's outstanding financial performance.

During 2001, operating income decreased 23%, primarily due to a FedEx Home Delivery operating loss of $52 million and rebranding and reorganization expenses of $15 million. The rebranding and reorganization expenses consisted of incremental external costs for rebranding vans, trailers and signage. Such costs were expensed as incurred. Excluding the negative impact of these expenses, operating income decreased 2% from 2000. Facility openings and expansions, as well as increased investments in information systems, resulted in higher depreciation, rental and other property-related expenses during 2001.

FedEx Home Delivery, launched in March 2000, negatively affected 2000 operating income by approximately $19 million.

FedEx Ground Outlook

For 2003, volumes and yield are expected to grow in both the core business and FedEx Home Delivery. FedEx Ground will continue expansion of the FedEx Home Delivery network to serve nearly 100% of the U.S. population by mid-September 2002. Plans for 2003 will be focused on improvements in on-time delivery, productivity and safety.

Total operating profit for FedEx Ground is expected to improve over 2002, although we expect operating margin to decrease because FedEx Ground will absorb a larger portion of allocated sales, marketing, customer support and information technology costs during 2003. During 2003, we expect the operating loss from FedEx Home Delivery to improve, with this service becoming profitable sometime in 2004.

FedEx Freight

The following table shows revenues, operating expenses and operating income (in millions) and selected statistics for the years ended May 31:

	2002	2001[1]
Revenues	$1,960	$ 835
Operating expenses:		
Salaries and employee benefits	1,170	489
Purchased transportation	57	23
Rentals	64	27
Depreciation and amortization	86	44
Fuel	72	41
Maintenance and repairs	90	39
Intercompany charges	8	1
Other	245	116
Total operating expenses	1,792	780
Operating income	$ 168	$ 55
Shipments per day[2]	56,000	56,012
Weight per shipment (lbs)[2]	1,114	1,132
Revenue per hundredweight[2]	$12.41	$11.83

[1] *Results for 2001 include the financial results of FedEx Freight West from December 1, 2000 and of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes). Therefore, 2001 results are not comparable to 2002.*

[2] *Statistics for 2001 are based on portion of the year including both FedEx Freight West and FedEx Freight East (January through May).*

Although revenues were higher in 2002 due to the inclusion of a full year of operations, revenues were impacted by lower than expected volumes, due to the economic slowdown, and by a decrease in our fuel surcharge. The FedEx Freight fuel surcharge is tied to the "Retail on Highway Diesel Fuel Price," as published by the U.S. Department of Energy, and changes weekly based on changes in the index. In 2002, average daily shipments were comparable to the prior year, weight per shipment was down 2% and revenue per hundredweight was up 5%.

During this difficult economic environment, FedEx Freight improved yields and managed costs. Operating margins were 8.6% in 2002, reflecting the elimination of goodwill amortization and stable pricing, partially offset by the impact of $6 million of rebranding expenses, primarily for tractors and trailers. Our focus on providing superior service to attract and maintain customers solidified our leadership position in the regional less-than-truckload ("LTL") market.

Operating income for FedEx Freight in 2002 reflects the adoption of new rules from the FASB for the treatment of goodwill and other intangible assets (as discussed in "Consolidated Results" above). For FedEx Freight, adoption of these new rules resulted in the cessation of $15 million of goodwill amortization that would have been recorded in operating expenses during 2002. For 2001, goodwill amortization recorded by FedEx Freight was $6 million, reflecting the acquisition of FedEx Freight East in January 2001.

FedEx Freight Outlook

We announced in February 2002 that FedEx Freight East (formerly known as American Freightways) and FedEx Freight West (formerly known as Viking Freight) are being rebranded under the name "FedEx Freight." We believe this will allow us to take advantage of the FedEx brand and create additional synergies, which will give us a competitive advantage and continue to improve our market share in the LTL segment. The rebranding expenses will consist primarily of incremental external costs for rebranding tractors and trailers, which will be expensed as incurred. The cost of the rebranding is expected to increase FedEx Freight's operating expenses by approximately $15 million in 2003. We expect a total of approximately $40 to $45 million to be spent on rebranding at FedEx Freight through 2005.

The complementary geographic regions served by FedEx Freight East and FedEx Freight West are expected to have a positive impact on results of operations for this segment. Both companies will continue to focus on day-definite regional LTL service, but will also collaborate to serve customers who have multiregional LTL needs.

In June 2002 we announced a series of new premium service offerings, including optional money-back guaranteed transit times in the West and expanded next-day coverage up to 900 miles in selected lanes in the East. These new service offerings will provide our customers with additional shipping options. On June 27, 2002, we announced a general rate increase of 5.9% to be effective July 22, 2002. Yield management, enhanced productivity and cost-control measures continue to be major focus areas for FedEx Freight in order to minimize the effects of a soft economy in a highly competitive pricing environment.

Other Operations

Other operations include FedEx Custom Critical, a critical-shipment carrier; FedEx Trade Networks, whose subsidiaries form a global trade services company; FedEx Services, a provider of supply chain management services and sales, marketing and IT support for FedEx Express and FedEx Ground; and certain unallocated corporate items. Also included in this category are the operating results of FedEx Freight West prior to December 1, 2000.

Revenues from other operations were $609 million (down 40%) in 2002 compared to $1.0 billion in 2001 and $1.2 billion in 2000. During 2002, a significant portion of the decrease in revenues reflects the fact that current year results for this category no longer include FedEx Freight West's revenues (see "FedEx Freight" above). In both 2002 and 2001, revenues at FedEx Custom Critical were down 24%, largely due to the economic downturn. The demand for services provided by this operating subsidiary (critical shipments) is highly elastic and tied to key economic indicators, principally in the automotive industry, where volumes have been depressed since calendar 2001.

Operating income from other operations was $5 million in 2002 compared to an operating loss of $6 million in 2001 and operating income of $95 million in 2000. The improvement in 2002 over 2001 reflects reduced operating costs at FedEx Supply Chain Services. The decrease in operating income in 2001 over 2000 reflects the effect of the economic slowdown on FedEx Custom Critical during 2001 (which had strong earnings growth in 2000) and lower performance of FedEx Supply Chain Services. Operating income in 2000 had strong earnings from FedEx Freight West and also included a $10 million favorable adjustment related to estimated future lease costs from a 1997 restructuring at FedEx Freight West.

On March 1, 2002, a subsidiary of FedEx Trade Networks acquired certain assets of Fritz Companies, Inc., which provide essential customs clearance services exclusively for FedEx Express in three U.S. locations at a cost of $36.5 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a large, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

The policies and estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies, and are material to our financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors and with our independent auditors.

Revenue Recognition

We believe the policies adopted to recognize revenue are critical because an understanding of the accounting applied in this area is fundamental to assessing a company's overall financial performance, and because revenue and revenue growth are key measures of financial performance in the marketplace. Our businesses are primarily involved in the direct pickup and delivery of commercial package and freight shipments. Our employees and agents are involved throughout the process and our operational, billing and accounting systems directly capture and control all relevant information necessary to record revenue, bill customers and collect amounts due to us.

We recognize revenue upon delivery of shipments or, for our logistics and trade services businesses, upon the completion of services. In addition, transportation industry practice includes two primary methods for revenue recognition for shipments in process at the end of an accounting period: (1) recognize all revenue and the related delivery costs when shipments are delivered or (2) recognize a portion of the revenue earned for shipments that have been picked up but not yet delivered at period end and accrue delivery costs as incurred. We use the second method; we recognize the portion of revenue earned at the balance sheet date for shipments in transit and accrue all delivery costs as incurred. We believe this accounting policy effectively and consistently matches revenue with expenses and recognizes liabilities as incurred.

There are three key estimates that are included in the recognition and measurement of our revenue and related accounts receivable under the policies described above: (1) estimates for unbilled revenue on shipments that have been delivered; (2) estimates for revenue associated with shipments in transit; and (3) estimates for future adjustments to revenue or accounts receivable for billing adjustments and bad debts.

Unbilled Revenue

Primarily due to cycle billings to some of our larger customers, there is a time lag between the completion of a shipment and the generation of an invoice. At the end of a month, unprocessed invoices may be as much as one-third of the total month's revenue. This revenue is recognized through systematic accrual processes. Most of these accruals are represented by invoices that are essentially complete, with little subjectivity over the amounts accrued. The remaining amounts are estimated using actual package or shipment volumes and current trends of average revenue per shipment. These estimates are adjusted in subsequent months to the actual amounts invoiced. Because of the low level of subjectivity inherent in these accrual processes, the estimates have historically not varied significantly from actual amounts subsequently invoiced.

Shipments in Process

The majority of our shipments have short cycle times and therefore less than 5% of a total month's revenue is typically in transit at the end of a period. At month-end, we estimate the amount of revenue earned on shipments in process based on actual shipments picked up, the scheduled day of delivery, the day of the week on which the month ends (which affects the percentage of completion) and current trends in our average price for the respective services. We believe these estimates provide a reasonable approximation of the actual revenue earned at the end of a period.

Future Adjustments to Revenue and Accounts Receivable

Like many companies, we experience some credit loss on our trade accounts receivable. Historically, our credit losses from bad debts have not fluctuated materially because our credit management processes have been highly effective. We also recognize billing adjustments to revenue and accounts receivable for certain discounts, money back service guarantees and billing corrections.

Estimates for credit losses and billing adjustments are regularly updated based on historical experience of bad debts, adjustments processed, and current collections trends. Allowances for these future adjustments aggregated $147 million at May 31, 2002 and $137 million at May 31, 2001. We consider the sensitivity and subjectivity of these estimates to be moderate, as changes in economic conditions, pricing arrangements and billing systems can significantly affect the estimates used to determine the allowances.

Pension Cost

We sponsor defined benefit pension plans covering a majority of our employees. The accounting for pension benefits is determined by standardized accounting and actuarial methods that include numerous estimates, which include: employee turnover, mortality and retirement ages; discount rates; expected long-term investment returns on plan assets; and future salary increases. We consider the most critical of these to be our discount rate, the expected long-term rate of return on plan assets (and the method for determining the value of plan assets to which the expected long-term rate of return is applied) and the rate of future increases in salaries.

For FedEx, many of these assumptions are highly sensitive in the determination of a year's pension cost because we have a large workforce that is relatively young and we have a significant amount of assets in the pension plans. For example, fewer than 5% of the participants covered under our principal pension plan are retired and currently receiving benefits. Therefore, the payout of pension benefits will occur over a long period in the future. This long-time period increases the sensitivity of certain estimates on our pension cost. Total pension costs increased approximately $90 million in 2002 and are expected to increase an additional $90 million in 2003.

Discount Rate

This is the interest rate used to discount the estimated future benefit payments that have been earned to date to their net present value (defined as the projected benefit obligation). The discount rate is determined at the plan measurement date (February 28) and affects the succeeding year's pension cost. A decrease in the discount rate has a negative effect on pension expense. This assumption is highly sensitive, as a one-basis-point change in the discount rate affects our pension expense by approximately $1 million. For example, the 60-basis-point decrease in the discount rate to 7.1% for 2002 from 7.7% for 2001 will negatively affect our 2003 pension cost by approximately $60 million.

We determine the discount rate (which is meant to be the current rate at which the projected benefit obligation could be effectively settled) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds with coupon payments and maturities that generally match our expected benefit payments. This methodology is consistently applied and involves little subjectivity. However, the calculated discount rate can change materially from year to year based on economic market conditions that impact yields on corporate bonds.

Plan Assets

The estimated average rate of return on plan assets is a long-term assumption that also materially affects our pension cost. With over $5.5 billion of plan assets, a one-basis-point change in this assumption directly affects pension cost by approximately $600,000 (a decrease in the assumed expected long-term rate of return has a negative effect on pension expense).

Our 2002 expected long-term rate of return of 10.9% reflects our active investment management program, which has consistently outperformed the related market indices over the past ten years. Also, because of our relatively young workforce, we are able to maintain more of our pension assets invested in higher-returning, longer-term equity investments. While plan investments are subject to short-term volatility, they are well diversified and the asset portfolios are closely managed. We review the expected long-term rate of return on an annual basis and revise it accordingly. Based on recent trends in asset performance and generally lower risk premiums in equity markets, we lowered the expected long-term rate of return for 2003 to 10.1%. This 80-basis-point decrease in the expected long-term rate of return will negatively affect our 2003 pension cost by approximately $48 million. Further adjustments to this estimate may be necessary in the future.

Investment losses have also reduced the level of assets to which the expected long-term rate of return is applied, which will further increase our pension cost in 2003. Despite poor asset performance over the past two years that has generated investment losses, our pension plan is and will continue to be appropriately funded to meet the payment of benefits as such obligations become due.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated value method, which helps mitigate short-term volatility in market performance (both increases and decreases). The application of this accounting policy reduced 2002 pension cost by approximately $16 million.

Salary Increases

The assumed future increase in salaries and wages is also a key estimate in determining pension cost. We correlate changes in estimated future salary increases to changes in the discount rate (since that is an indicator of general inflation and cost of living adjustments) and general estimated levels of profitability (incentive compensation is a component of pensionable wages). A one-basis-point change in the rate of estimated future salaries affects pension costs by approximately $700,000 (a decrease in this rate will decrease pension cost). Thus, the decrease in the assumption to 3.3% at the end of 2002 from 4.0% will favorably impact 2003 pension cost by approximately $50 million.

Self-Insurance Accruals

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accident and general business liabilities, and benefits paid under employee health care programs. At May 31, 2002 we had total self-insurance accruals reflected in our balance sheet of approximately $839 million ($776 million at May 31, 2001).

The measurement of these costs requires the consideration of historical loss experience and judgments about the present and expected levels of cost per claim. We account for these costs primarily through actuarial methods, which develop estimates of the undiscounted liability for claims incurred, including those claims incurred but not reported. These methods provide estimates of future ultimate claim costs based on claims incurred as of the balance sheet date. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in health costs, accident frequency and severity, and other factors can materially affect the estimates for these liabilities.

Long-Lived Assets

Property and Equipment

Our key businesses are capital intensive. Over 60% of our total assets are invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (over 20 years for certain of our aircraft equipment), we periodically evaluate whether adjustments to our estimated lives or salvage values are necessary. The accuracy of these estimates affects the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Historically, gains and losses on operating equipment have not been material (typically less than $10 million annually). However, such amounts may differ materially in the future based on technological obsolescence, accident frequency, regulatory requirements, and other factors beyond our control.

Because we must plan for future volume levels for multiple years in order to make commitments for aircraft based on those projections, we have risks that asset capacity may exceed demand and that an impairment of our assets may occur. The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. Because the cash flows of our transportation networks cannot be identified to individual assets, and based on the ongoing profitability of our operations, we have not experienced any significant impairment of assets to be held and used.

However, from time to time we make decisions to remove certain long-lived assets from service based on projections of capacity needs, and those decisions may result in an impairment. For example, in 2001 we made the decision to eliminate certain excess aircraft capacity at FedEx Express related to our MD10 conversion program. The decision allowed us to avoid approximately $1.1 billion in future capital expenditures and resulted in an impairment charge of $93 million to reduce the value of the affected assets to their estimated disposal value. The estimate of fair value requires management to make assumptions about the most likely potential value of assets to be disposed of and the estimated future costs of disposal. During 2002 we substantially completed the disposal of the impaired MD10 program assets, which resulted in a favorable adjustment of $9 million.

Leases

We utilize operating leases to finance a significant number of our aircraft. Over the years, we have found these leasing arrangements to be favorable from a cash flow and risk management standpoint. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" below and Note 7 to the accompanying audited financial statements, at May 31, 2002 we had approximately $15 billion (on an undiscounted basis) of future commitments for operating leases.

The future commitments for operating leases are not reflected as a liability in our balance sheet because the leases do not meet the accounting definition of capital leases. The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. We believe we have well-defined and controlled processes for making this evaluation.

Goodwill

We have in excess of $1 billion of goodwill on our balance sheet resulting from the acquisition of businesses. New accounting standards adopted in 2002 require that we review this goodwill for impairment on an annual basis and cease all goodwill amortization. As previously indicated, the adoption of these new rules resulted in an impairment of our recorded goodwill of $25 million in 2002 at one of our smaller businesses. The annual evaluation of goodwill impairment requires the use of estimates about the future cash flows of each of our reporting units to determine their estimated fair values. Changes in forecasted operations and changes in discount rates can materially affect these estimates. However, once an impairment of goodwill has been recorded, it cannot be reversed.

FINANCIAL CONDITION

Liquidity

We reached a significant milestone in 2002, as we declared our first-ever cash dividend. On May 31, 2002, we announced that shareholders of record as of the close of business on June 17, 2002 will be paid a $.05 cash dividend per share of common stock. We expect to continue these quarterly dividend payments, although each subsequent dividend payment is subject to review and approval by our Board of Directors.

Cash and cash equivalents totaled $331 million at May 31, 2002, compared to $121 million at May 31, 2001. The following table provides a summary of our cash flows for the years ended May 31 (in millions):

	2002	2001	2000
Cash provided by operating activities	**$ 2,228**	$ 2,044	$ 1,625
Cash used in investing activities:			
Capital investments and other	**(1,577)**	(1,636)	(1,451)
Business acquisitions	**(35)**	(477)	(257)
Free cash flow	**616**	(69)	(83)
Cash (used in) provided by financing activities	**(406)**	122	(174)
Increase (decrease) in cash	**$ 210**	$ 53	$ (257)

The following cash-based measure is presented as an additional means of evaluating our financial condition because we incur significant noncash charges, including depreciation and amortization, related to the material capital assets utilized in our business. This measure should not be considered as a superior alternative to net income, operating income, cash from operations, or any other operating or liquidity performance measure as defined by accounting principles generally accepted in the United States. The following table compares EBITDA, as adjusted (earnings before goodwill accounting change, interest, taxes, depreciation and amortization) for the years ended May 31 (in billions):

	2002	2001	2000
EBITDA, as adjusted	**$ 2.7**	$ 2.3	$ 2.4

The increase in cash flows from operating activities in 2002 reflects increases in EBITDA, as adjusted (which includes FedEx Freight for an entire year) and aggressive working capital management. In 2001, the addition of FedEx Freight East improved cash provided by operating activities for that year.

Cash Used for Capital Investments

Capital expenditures during 2002 were lower, primarily at FedEx Express where capital expenditures were 14% lower due to our efforts at the end of 2001 to match our planned spending with anticipated volume levels. We have taken various actions to reduce future capital expenditures over the past two years, including those related to the curtailment of our MD10 program (discussed in "Consolidated Results" above) and the cancellation of certain contractual obligations to purchase 19 MD11 aircraft from an affiliate of SAirGroup. These actions resulted in the elimination of approximately $2.1 billion in future capital expenditures. During 2002, we continued to make investments in FedEx Ground's infrastructure and information technology and we also made capital investments to expand FedEx Freight. See "Capital Resources" below for further discussion.

Cash Used for Business Acquisitions

During 2002, a subsidiary of FedEx Trade Networks acquired certain assets of Fritz Companies, Inc. that provide essential customs clearance services exclusively for FedEx Express in three U.S. locations. During 2001, we acquired FedEx Freight East for approximately $980 million with a combination of cash and FedEx common stock. During 2000, we acquired three businesses for approximately $264 million, primarily in cash. See Note 3 to the accompanying audited financial statements for further discussion of business combinations.

Free Cash Flow

Cash flow from operations during 2002 exceeded our cash used for investing activities, creating free cash flow of $616 million, with which we paid off over $300 million in debt and repurchased treasury shares. The achievement of positive free cash flow is attributable to management of capital expenditures and working capital. Positive free cash flow indicates excess funds are available to invest in operations, reduce outstanding debt and provide return on capital to our shareholders.

Debt Financing Activities

At April 1, 2002, certain existing debt at FedEx Express matured, principally $175 million of 9.875% Senior Notes. Also, in the fourth quarter of 2002, we prepaid the remaining $101 million of debt that was assumed in connection with the purchase of FedEx Freight East.

In the third quarter of 2001, we issued $750 million of senior unsecured notes in three maturity tranches: three, five and ten years, at $250 million each. Net proceeds from the borrowings were used to repay indebtedness, principally borrowings under our commercial paper program, and for general corporate purposes. These notes are guaranteed by all of our subsidiaries that are not considered minor under Securities and Exchange Commission ("SEC") regulations.

We currently have $1 billion in revolving bank credit facilities that are generally used to finance temporary operating cash requirements and to provide support for the issuance of commercial paper. As of May 31, 2002, we had no commercial paper outstanding and the entire credit facilities were available. For more information regarding these credit facilities, see Note 6 of the accompanying audited financial statements.

During 2002, we filed a $1.0 billion shelf registration statement with the SEC to provide flexibility and efficiency when obtaining financing. Under this shelf registration statement we may issue, in one or more offerings, either unsecured debt securities, common stock, or a combination of such instruments.

Cash Used for Share Repurchases

We repurchased approximately 3.3 million shares of our common stock in 2002, at a cost of approximately $177 million, under our 5.0 million share repurchase program. During the fourth quarter of 2002, the Board of Directors authorized us to buy back an additional 5.0 million shares of common stock. There were no treasury share repurchases during 2001 and, during 2000, cash flows were affected by approximately $607 million from the repurchase of 15 million shares.

Other Liquidity Information

We will remain focused on cost containment and capital expenditure discipline so we may continue to achieve positive free cash flow in the future. We believe that cash flow from operations, our commercial paper program and revolving bank credit facilities will adequately meet our working capital needs for the foreseeable future.

Capital Resources

We have invested aggressively to build our global network and information systems. In recent years, we invested in the strategic acquisitions that have become FedEx Ground, FedEx Freight, FedEx Custom Critical and FedEx Trade Networks. The sustained need for capital investments and strategic acquisitions throughout those years meant we were not able to generate a positive cash flow after investing activities until 2002. With the infrastructure and operating systems now largely in place, we have been able to reduce our capital spending, including equivalent capital (as defined below), since 2000.

Despite the decrease in capital spending, our operations remain capital intensive, characterized by significant investments in aircraft, vehicles, computer hardware and software and telecommunications equipment, package-handling facilities and sort equipment. The amount and timing of capital additions depend on various factors, including preexisting contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, competition, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures (including equivalent capital) for the years ended May 31 (in millions):

	2002	2001	2000
Aircraft and related equipment	**$ 730**	$ 756	$ 469
Facilities and sort equipment	**292**	353	437
Information and technology investments	**240**	406	378
Vehicles and other equipment	**353**	378	343
Total capital expenditures	**1,615**	1,893	1,627
Equivalent capital, principally aircraft-related	–	–	365
Total	**$1,615**	$1,893	$1,992

(See Note 13 to the accompanying audited financial statements for a breakdown of capital expenditures by segment.)

In 2002, in spite of capital spending related to the 2001 addition of FedEx Freight East, as well as scheduled deliveries of aircraft that were planned and committed to well before the economic slowdown, management's cost-reduction actions resulted in a decrease in capital spending compared to both 2001 and 2000. For 2003, we expect capital expenditures to be approximately $1.9 billion, as we are required to take 17 aircraft committed to in prior years. Because of substantial lead times associated with the manufacture or modification of aircraft, we must generally plan our aircraft orders or modifications three to eight years in advance. Therefore, we must make projections regarding our needed airlift capacity many years before aircraft are actually needed. We will continue to manage our capital spending based on current and anticipated volume levels, and defer or limit capital additions where economically feasible in order to achieve positive cash flow.

On July 12, 2002, FedEx Express entered into an agreement with AVSA, S.A.R.L. for the purchase of ten Airbus A380-800F aircraft, a new high-capacity, long-range airplane. We expect to take delivery of three of the ten aircraft in each of the years 2008, 2009 and 2010 and the remaining one in 2011. The total commitment under the agreement approximates $2 billion. Most of the purchase price of each aircraft is due upon delivery of the aircraft. The agreement also provides for an option to purchase an additional ten aircraft.

We have historically financed our long-term capital investments through the use of lease, debt and equity financing in addition to the use of internally generated cash from operations. The determination to lease versus buy equipment is a financing decision, and all forms of financing are considered when evaluating the resources committed for capital. The amount we would have expended to purchase these assets had we not chosen to obtain their use through operating leases (leases with terms in excess of 50% of the asset's useful life) is considered equivalent capital in the table above and is included in our internal capital budget. We had no equivalent capital expenditures during 2002 or 2001.

We finance a significant amount of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). Certain of these operating leases were arranged using special purpose entities under terms that are considered customary in the airline industry. At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity and after-tax cash flows. In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in our balance sheet; however, the minimum lease payments related to these leases are disclosed in Note 7 to the accompanying audited financial statements as well as in "Contractual Cash Obligations" below.

Credit rating agencies routinely use the information concerning our operating leases to calculate our debt capacity. Furthermore, our debt covenants would not be adversely affected by the capitalization of some or all of our operating leases.

In the future, other forms of secured financing may be pursued to finance aircraft acquisitions if we determine that it best suits our needs. We have been successful in obtaining investment capital, both domestic and international, for long-term leases on acceptable terms, although the marketplace for such capital can become restricted depending on a variety of economic factors. We believe the capital resources available to us provide flexibility to access the most efficient markets for financing capital acquisitions, including aircraft, and are adequate for our future capital needs. For information on our purchase commitments, see Note 15 of the accompanying audited financial statements, as well as the table below.

Contractual Cash Obligations

The following table sets forth a summary of our contractual cash obligations as of May 31, 2002. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States.

	Payments Due by Fiscal Year						
(in millions)	2003	2004	2005	2006	2007	Thereafter	Total
Amounts reflected in balance sheet:							
Long-term debt[1]	$ 6	$ 275	$ 6	$ 257	$ 226	$ 830	$ 1,600
Capital lease obligations[2]	12	12	12	12	12	253	313
Other cash obligations not included in balance sheet:							
Operating leases[2]	1,501	1,235	1,162	1,053	1,028	8,791	14,770
Unconditional purchase obligations[3,4]	1,024	371	323	305	195	243	2,461
Total	$2,543	$1,893	$1,503	$1,627	$1,461	$10,117	$19,144

[1] *See Note 6 to the accompanying audited financial statements.*
[2] *See Note 7 to the accompanying audited financial statements.*
[3] *See Note 15 to the accompanying audited financial statements.*
[4] *Does not include commitments made on July 12, 2002 for purchase of Airbus A380 aircraft.*

In addition, we have other commercial commitments incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are generally required under certain self-insurance programs. While the notional amounts of these instruments are material, there are no additional contingent liabilities associated with them because the liabilities for these self-insurance programs are already reflected in our balance sheet as accrued expenses and other long-term liabilities. We also have guarantees, amounting to $137 million at May 31, 2002, under certain operating leases for the residual values of aircraft, vehicles and facilities at the end of the respective operating lease periods. These guarantees are not reflected in our balance sheet since they are not currently considered probable; therefore, they do not represent liabilities under accounting principles generally accepted in the United States.

Market Risk Sensitive Instruments and Positions

While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed. We have outstanding long-term debt (exclusive of capital leases) of $1.6 billion and $1.9 billion at May 31, 2002 and 2001, respectively. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $49 million as of May 31, 2002 and $55 million as of May 31, 2001. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities. Currently, derivative instruments are not used to manage interest rate risk.

While we are a global provider of transportation services, the substantial majority of our transactions are denominated in U.S. dollars. The distribution of our foreign currency denominated transactions is such that currency declines in some areas of the world are often offset by foreign currency gains of equal magnitude in other areas of the world. The principal foreign currency exchange rate risks to which we are exposed are in the euro, British pound sterling, Canadian dollar and Japanese yen. Foreign currency fluctuations during 2002 did not have a material effect on our results of operations. At May 31, 2002, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of approximately $30 million for the year ending May 31, 2003 (the comparable amount in the prior year was approximately $70 million). This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

In practice, our experience is that exchange rates in the principal foreign markets where we have foreign currency denominated transactions tend to have offsetting fluctuations. Therefore, the calculation above is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting reported operating results, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

We have market risk for changes in the price of jet and diesel fuel; however, this risk is largely mitigated by revenue from our fuel surcharges. In 2002, we implemented new indices for calculating fuel surcharges, which more closely link the fuel surcharges to prevailing market prices for fuel. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings. However, our fuel surcharges have a lag that exists before they are adjusted for changes in jet and diesel fuel prices. Therefore our operating income may be affected should the spot price of fuel suddenly change by a significant amount.

For 2001, market risk for jet fuel was estimated as the potential decrease in earnings resulting from a hypothetical 10% increase in jet fuel prices applied to projected 2002 usage and amounted to approximately $100 million, net of hedging settlements. As of May 31, 2001, all outstanding jet fuel hedging contracts were effectively closed by entering into offsetting jet fuel hedging contracts. See Notes 1 and 2 to the accompanying audited financial statements for accounting policy and additional information regarding jet fuel hedging contracts.

We do not purchase or hold any derivative financial instruments for trading purposes.

Euro Currency Conversion

Since the beginning of the European Union's transition to the euro on January 1, 1999, our subsidiaries have been prepared to quote rates to customers, generate billings and accept payments, in both euro and legacy currencies. The legacy currencies remained legal tender through January 1, 2002. We did not experience a material impact on our consolidated financial position, results of operations or cash flows from the introduction of the euro and any price transparency brought about by its introduction and the phasing out of the legacy currencies. Costs associated with the euro project were expensed as incurred and were funded entirely by internal cash flows.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of FedEx. Forward-looking statements include those preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- the impact of the events of September 11, 2001, or any subsequent terrorist activities, on the United States and global economies in general, or the transportation industry in particular, and what effects these events will have on our costs or the demand for our services;
- economic conditions in the markets in which we operate, including the timing, speed and magnitude of the economy's recovery from the downturn that began in calendar 2001 in the sectors that drive demand for our services;
- our ability to manage our cost structure for capital expenditures and operating expenses and match them, especially those relating to aircraft, vehicle and sort capacity, to shifting customer volume levels;
- market acceptance of our new service and growth initiatives, including our residential home delivery service;
- sudden changes in fuel prices;
- the timing and amount of any money we are entitled to receive under the Air Transportation Safety and System Stabilization Act;
- competition from other providers of transportation and logistics services;
- our ability to compete with new or improved services offered by our competitors;
- changes in customer demand patterns;
- our ability to obtain and maintain aviation rights in important international markets;
- changes in government regulation, weather and technology;
- availability of financing on terms acceptable to us; and
- other risks and uncertainties you can find in our press releases and SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is not a prediction of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Years ended May 31 In millions, except per share amounts	2002	2001	2000
REVENUES	$20,607	$19,629	$18,257
Operating Expenses			
Salaries and employee benefits	9,099	8,263	7,598
Purchased transportation	1,825	1,713	1,675
Rentals and landing fees	1,780	1,650	1,538
Depreciation and amortization	1,364	1,276	1,155
Fuel	1,100	1,143	919
Maintenance and repairs	1,240	1,170	1,101
Airline stabilization compensation	(119)	–	–
Other	2,997	3,343	3,050
	19,286	18,558	17,036
OPERATING INCOME	1,321	1,071	1,221
Other Income (Expense)			
Interest, net	(139)	(144)	(106)
Other, net	(22)	–	23
	(161)	(144)	(83)
Income Before Income Taxes	1,160	927	1,138
Provision for Income Taxes	435	343	450
Income Before Cumulative Effect of Change in Accounting Principle	725	584	688
Cumulative Effect of Change in Accounting for Goodwill, Net of Tax Benefit of $10	(15)	–	–
NET INCOME	$ 710	$ 584	$ 688
BASIC EARNINGS PER COMMON SHARE:			
Income before cumulative effect of change in accounting principle	$ 2.43	$ 2.02	$ 2.36
Cumulative effect of change in accounting for goodwill	(.05)	–	–
Basic Earnings Per Common Share	$ 2.38	$ 2.02	$ 2.36
DILUTED EARNINGS PER COMMON SHARE:			
Income before cumulative effect of change in accounting principle	$ 2.39	$ 1.99	$ 2.32
Cumulative effect of change in accounting for goodwill	(.05)	–	–
Diluted Earnings Per Common Share	$ 2.34	$ 1.99	$ 2.32

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

May 31 In millions, except share data	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 331**	$ 121
Receivables, less allowances of $147 and $137	**2,491**	2,506
Spare parts, supplies and fuel, less allowances of $91 and $78	**251**	269
Deferred income taxes	**469**	488
Prepaid expenses and other	**123**	117
Total current assets	**3,665**	3,501
Property and Equipment, at Cost		
Aircraft and related equipment	**5,843**	5,313
Package handling and ground support equipment and vehicles	**4,866**	4,621
Computer and electronic equipment	**2,816**	2,637
Other	**4,051**	3,841
	17,576	16,412
Less accumulated depreciation and amortization	**9,274**	8,312
Net property and equipment	**8,302**	8,100
Other Assets		
Goodwill	**1,063**	1,052
Other assets	**782**	739
Total other assets	**1,845**	1,791
	$13,812	$13,392
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities		
Current portion of long-term debt	**$ 6**	$ 221
Accrued salaries and employee benefits	**739**	700
Accounts payable	**1,133**	1,256
Accrued expenses	**1,064**	1,073
Total current liabilities	**2,942**	3,250
Long-Term Debt, Less Current Portion	**1,800**	1,900
Deferred Income Taxes	**599**	508
Other Liabilities	**1,926**	1,834
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $.10 par value; 800,000,000 shares authorized; 298,573,387 shares issued for 2002 and 2001	**30**	30
Additional paid-in capital	**1,144**	1,120
Retained earnings	**5,465**	4,880
Accumulated other comprehensive income	**(53)**	(56)
	6,586	5,974
Less treasury stock, at cost and deferred compensation	**41**	74
Total common stockholders' investment	**6,545**	5,900
	$13,812	$13,392

The accompanying notes are an integral part of these consolidated financial statements.

Years ended May 31 In millions	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 710	$ 584	$ 688
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	1,364	1,276	1,155
Provision for uncollectible accounts	110	114	72
Aircraft-related (recoveries) impairment charges	(9)	102	–
Deferred income taxes and other noncash items	14	(20)	(24)
Cumulative effect of change in accounting principle	15	–	–
Changes in operating assets and liabilities, net of the effects of businesses acquired:			
(Increase) decrease in receivables	(88)	60	(406)
Decrease (increase) in other current assets	63	(112)	71
Increase in accounts payable and other operating liabilities	81	102	108
Other, net	(32)	(62)	(39)
Cash provided by operating activities	2,228	2,044	1,625
INVESTING ACTIVITIES			
Capital expenditures	(1,615)	(1,893)	(1,627)
Proceeds from:			
Sale-leaseback transactions	–	237	–
Reimbursements of A300 and MD11 deposits	–	–	24
Dispositions	27	37	165
Business acquisitions, net of cash acquired	(35)	(477)	(257)
Other, net	11	(17)	(13)
Cash used in investing activities	(1,612)	(2,113)	(1,708)
FINANCING ACTIVITIES			
Principal payments on debt	(320)	(650)	(115)
Proceeds from debt issuances	–	744	518
Proceeds from stock issuances	88	29	16
Purchases of treasury stock	(177)	–	(607)
Other, net	3	(1)	14
Cash (used in) provided by financing activities	(406)	122	(174)
CASH AND CASH EQUIVALENTS			
Net increase (decrease) in cash and cash equivalents	210	53	(257)
Balance at beginning of year	121	68	325
Balance at end of year	$ 331	$ 121	$ 68

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Investment and Comprehensive Income

In millions, except shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Deferred Compensation	Total
BALANCE AT MAY 31, 1999	$30	$1,061	$3,616	$(25)	$ (1)	$(17)	$4,664
Net income	–	–	688	–	–	–	688
Foreign currency translation adjustment, net of deferred tax benefit of $2	–	–	–	(9)	–	–	(9)
Unrealized loss on available-for-sale securities, net of deferred tax benefit of $2	–	–	–	(2)	–	–	(2)
Total comprehensive income							**677**
Shares issued for acquisition (175,644 shares)	–	–	–	–	7	–	7
Purchase of treasury stock	–	–	–	–	(607)	–	(607)
Employee incentive plans and other (1,539,941 shares issued)	–	18	(9)	–	37	(14)	32
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2000	30	1,079	4,295	(36)	(564)	(19)	4,785
Net income	–	–	584	–	–	–	584
Foreign currency translation adjustment, net of deferred tax benefit of $7	–	–	–	(19)	–	–	(19)
Unrealized loss on available-for-sale securities, net of deferred tax benefit of $1	–	–	–	(1)	–	–	(1)
Total comprehensive income							**564**
Shares issued for acquisition (11,042,965 shares)	–	41	28	–	438	–	507
Employee incentive plans and other (1,841,543 shares issued)	–	–	(27)	–	73	(14)	32
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2001	30	1,120	4,880	(56)	(53)	(21)	5,900
Net income	–	–	710	–	–	–	710
Foreign currency translation adjustment, net of deferred taxes of $1	–	–	–	6	–	–	6
Minimum pension liability adjustment, net of deferred tax benefit of $2	–	–	–	(3)	–	–	(3)
Reclassification of deferred jet fuel hedging charge upon adoption of SFAS 133, net of deferred tax benefit of $6	–	–	–	(9)	–	–	(9)
Adjustment for jet fuel hedging charges recognized in expense during period, net of deferred taxes of $6	–	–	–	9	–	–	9
Total comprehensive income							**713**
Purchase of treasury stock	–	–	–	–	(177)	–	(177)
Cash dividends declared ($0.05 per share)	–	–	(15)	–	–	–	(15)
Employee incentive plans and other (4,224,444 shares issued)	–	24	(110)	–	210	(12)	112
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2002	**$30**	**$1,144**	**$5,465**	**$(53)**	**$ (20)**	**$(21)**	**$6,545**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1: Description of Business and Summary of Significant Accounting Policies

Description of Business

FedEx Corporation ("FedEx") is a premier global provider of transportation, e-commerce and supply chain management services, whose operations are primarily represented by Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), North America's second largest provider of small-package ground delivery service; and FedEx Freight Corporation ("FedEx Freight"), the largest U.S. provider of regional less-than-truckload ("LTL") freight services. These businesses comprise our reportable operating segments. Other operating companies included in the FedEx portfolio are FedEx Custom Critical, Inc. ("FedEx Custom Critical"), a critical-shipment carrier; FedEx Trade Networks, Inc. ("FedEx Trade Networks"), a global trade services company; and FedEx Supply Chain Services, Inc. ("FedEx Supply Chain Services"), a contract logistics provider.

FedEx Freight was formed in the third quarter of 2001 in connection with our acquisition of FedEx Freight East, Inc. ("FedEx Freight East"), formerly known as American Freightways, Inc., a multiregional LTL carrier. FedEx Freight includes the results of operations of FedEx Freight East from January 1, 2001 and FedEx Freight West, Inc. ("FedEx Freight West"), formerly known as Viking Freight, Inc., an LTL carrier operating principally in the western United States, from December 1, 2000.

Fiscal Years

Except as otherwise indicated, references to years mean our fiscal year ended May 31, 2002 or ended May 31 of the year referenced.

Principles of Consolidation

The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

Subsidiary Guarantors

Certain of our long-term debt is guaranteed by our subsidiaries. The guarantees are full and unconditional, joint and several, and any subsidiaries that are not guarantors are minor as defined by Securities and Exchange Commission ("SEC") regulations. FedEx, as the parent company issuer of this debt, has no independent assets or operations. There are no significant restrictions on our ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan.

Credit Risk

We routinely grant credit to many of our customers for transportation services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms, and sales to a large number of customers, as well as the low revenue per transaction for most of our transportation services. Allowances for potential credit losses are determined based on historical experience, current evaluation of the composition of accounts receivable and expected credit trends. Historically, credit losses have been within management's expectations.

Revenue Recognition

Revenue is recognized upon delivery of shipments or the completion of the service for our logistics and trade services businesses. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Delivery costs are accrued as incurred.

Our contract logistics and global trade services businesses engage in certain transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis.

Advertising

Advertising costs are expensed as incurred and are classified in other operating expenses. Advertising expenses were $226 million, $237 million and $222 million in 2002, 2001 and 2000, respectively.

Cash Equivalents

Cash equivalents in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value. Interest income was $5 million, $11 million and $15 million in 2002, 2001 and 2000, respectively.

Spare Parts, Supplies and Fuel

Spare parts are stated principally at weighted-average cost. Supplies and fuel are stated principally at standard cost, which approximates actual cost on a first-in, first-out basis. Allowances for obsolescence are provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service, plus allowances for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change.

Property and Equipment

Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset. Maintenance and repairs are charged to expense as incurred, except for certain aircraft-related costs, which are capitalized and amortized over their estimated service lives. We capitalize certain direct internal and external costs associated with the development of internal use software. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is reflected in the results of operations. Gains and losses on sales of property used in operations are classified with depreciation and amortization.

For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term as follows:

	Range
Aircraft and related equipment	5 to 20 years
Package handling and ground support equipment and vehicles	2 to 30 years
Computer and electronic equipment	3 to 10 years
Other	2 to 30 years

Aircraft airframes and engines are assigned residual values ranging up to 20% of asset cost. All other property and equipment have no material residual values. Vehicles are depreciated on a straight-line basis over five to ten years. We periodically evaluate the estimated service lives and residual values used to depreciate our aircraft and ground equipment. This evaluation may result in changes in the estimated lives and residual values. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.331 billion, $1.234 billion and $1.124 billion in 2002, 2001 and 2000, respectively. Depreciation and amortization expense includes amortization of assets under capital lease.

For income tax purposes, depreciation is generally computed using accelerated methods.

Capitalized Interest

Interest on funds used to finance the acquisition and modification of aircraft, construction of certain facilities, and development of certain software up to the date the asset is placed in service is capitalized and included in the cost of the asset. Capitalized interest was $27 million in both 2002 and 2001 and $35 million in 2000.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. See Notes 17 and 18 for information concerning the impairment charges.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Prior to the adoption of Statement of Financial Accounting Standards No. ("SFAS") 142, "Goodwill and Other Intangible Assets" in June 2001, goodwill was amortized over the estimated period of benefit on a straight-line basis over periods generally ranging from 15 to 40 years, and was reviewed for impairment under the policy for other long-lived assets. Since adoption of SFAS 142 in June 2001, amortization of goodwill was discontinued and goodwill is reviewed at least annually for impairment. Accumulated amortization was $196 million and $202 million at May 31, 2002 and 2001, respectively.

Income Taxes

Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

We have not recognized deferred taxes for U.S. federal income taxes on foreign subsidiaries' earnings that are deemed to be permanently reinvested and any related taxes associated with such earnings are not material.

Self-Insurance Accruals

We are primarily self-insured for workers' compensation, employee health care and vehicle liabilities. Accruals are primarily based on the actuarially estimated undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation, employee health claims and vehicle liabilities are included in accrued expenses. The noncurrent portion of these accruals is included in other liabilities.

Deferred Lease Obligations

While certain aircraft and facility leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. The cumulative excess of rent expense over rent payments is included in other liabilities.

Deferred Gains

Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains were related to aircraft transactions and are included in other liabilities.

Stock Compensation

Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations are applied to measure compensation expense for stock-based compensation plans.

Derivative Instruments

Through the period ended May 31, 2001, jet fuel forward contracts were accounted for as hedges under SFAS 80, "Accounting for Futures Contracts." At June 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Foreign Currency Translation

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive income within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations. Balances for foreign currency translation in accumulated other comprehensive income were $(50) million, $(56) million and $(37) million at May 31, 2002, 2001 and 2000, respectively.

Reclassifications

Certain reclassifications and additional disclosures have been made to prior year financial statements to conform to the current year presentation.

Use of Estimates

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: impairment assessments on long-lived assets (including goodwill), obsolescence of spare parts, income tax liabilities, self-insurance accruals, airline stabilization compensation, employee retirement plan obligations and contingent liabilities.

Note 2: Recent Accounting Pronouncements

Derivative Instruments

Effective June 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Prior to our adoption of SFAS 133, we accounted for our jet fuel hedging contracts under SFAS 80, "Accounting for Futures Contracts." Under SFAS 80, no asset or liability for the hedges was recorded and the income statement effect was recognized in fuel expense upon settlement of the contract. In the past, we had jet fuel hedging contracts that would have qualified under SFAS 133 as cash flow hedges. However, during 2001 all outstanding jet fuel hedging contracts were effectively closed by entering into offsetting contracts. The net value of those contracts of $15 million ($9 million net of tax) was recognized as a deferred charge in the May 31, 2001 balance sheet. Effective June 1, 2001, under the SFAS 133 transition rules, the deferred charge was reclassified to be included as a component of accumulated other comprehensive income. This entire charge was recognized in income in 2002 as the related fuel was purchased. We did not enter into any new jet fuel hedging contracts during 2002 and had no derivative instruments outstanding at May 31, 2002.

Airline Stabilization Compensation

The Emerging Issues Task Force ("EITF") issued EITF 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11,

2001" in September 2001 to establish accounting for the impact of the terrorist attacks of September 11, 2001. Under EITF 01-10, federal assistance provided to air carriers in the form of direct compensation from the U.S. government under the Air Transportation Safety and System Stabilization Act (the "Act") should be recognized when the related losses are incurred and compensation under the Act is probable. We recognized $119 million of compensation under the Act in 2002. We have classified all amounts recognized under this program (of which $101 million was received as of May 31, 2002) as a reduction of operating expenses under the caption "Airline stabilization compensation." While we believe we have complied with all aspects of the Act and that it is probable we will ultimately receive the remaining $18 million receivable, compensation recognized is subject to audit and interpretation by the Department of Transportation ("DOT"). We have received requests from the DOT for additional information in support of our claim under the Act and have responded fully to those requests. We cannot be assured of the ultimate outcome of such interpretations, but it is reasonably possible that a material reduction to the amount of compensation recognized by us under the Act could occur.

Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") completed SFAS 141, "Business Combinations," which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001. The application of SFAS 141 did not affect any of our previously reported amounts included in goodwill or other intangible assets.

Goodwill

Effective June 1, 2001, we early adopted SFAS 142, "Goodwill and Other Intangible Assets," which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, all goodwill amortization ceased effective June 1, 2001 (2002 goodwill amortization otherwise would have been $36 million) and material amounts of recorded goodwill attributable to each of our reporting units were tested for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value was determined using a discounted cash flow methodology. These impairment tests are required to be performed at adoption of SFAS 142 and at least annually thereafter. Absent any impairment indicators, we perform our annual impairment tests during our fourth quarter, in connection with our annual budgeting process.

Based on our initial impairment tests, we recognized an adjustment of $25 million ($15 million or $.05 per share, net of tax) in the first quarter of 2002 to reduce the carrying value of goodwill at a subsidiary of one of our nonreportable operating segments to its implied fair value. The adjustment was required because economic conditions at the time of testing (including declining volumes and higher fuel costs) reduced the estimated future expected performance for this reporting unit. Under SFAS 142, the impairment adjustment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in our 2002 income statement. Impairment adjustments recognized after adoption, if any, generally are required to be recognized as operating expenses.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement is not anticipated to have a material effect on our financial position or results of operations.

Impairment and Disposal of Long-Lived Assets

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for the disposal of long-lived assets from continuing and discontinued operations. The adoption of this statement is not anticipated to have a material effect on our financial position or results of operations.

Note 3: Business Combinations

On March 1, 2002, a subsidiary of FedEx Trade Networks acquired for cash certain assets of Fritz Companies, Inc. that provide essential customs clearance services exclusively for FedEx Express in three U.S. locations, at a cost of $36.5 million. The excess cost over the estimated fair value of the net assets acquired (approximately $35 million) has been recorded as goodwill, which is entirely attributed to FedEx Express. Goodwill for tax purposes associated with this transaction will be deductible over 15 years.

On February 9, 2001, we completed the acquisition of FedEx Freight East for approximately $980 million, including approximately $475 million in cash, 11.0 million shares of FedEx common stock and options to purchase 1.5 million shares of FedEx common stock. The acquisition included the assumption of $240 million of debt for a total consideration of $1.2 billion. The acquisition was completed in a two-step transaction that included a cash tender offer and a merger that resulted in the acquisition of all outstanding shares of FedEx Freight East. The first step of the transaction was completed on December 21, 2000 by acquiring for cash 50.1% of the outstanding shares of FedEx Freight East, or 16,380,038 shares at a price of $28.13 per share. On February 9, 2001, FedEx Freight East was merged into a newly-created subsidiary of FedEx and each remaining outstanding share of FedEx Freight East common stock was converted into 0.6639 shares of common stock of FedEx. The excess purchase price over the estimated fair value of the net assets acquired (approximately $600 million) has been recorded as goodwill.

On March 31, 2000, the common stock of World Tariff, Limited ("World Tariff") was acquired for approximately $8 million in cash and stock. World Tariff is a source of customs duty and tax information around the globe. This business is operating as a subsidiary of FedEx Trade Networks. The excess of purchase price over the estimated fair value of the net assets acquired ($8 million) has been recorded as goodwill.

On February 29, 2000, the common stock of Tower Group International, Inc. ("Tower") was acquired for approximately $140 million in cash. Tower primarily provides international customs clearance services. This business is operating as a subsidiary of FedEx Trade Networks. The excess of purchase price over the estimated fair value of the net assets acquired ($30 million) has been recorded as goodwill.

On September 10, 1999, the assets of GeoLogistics Air Services, Inc. were acquired for approximately $116 million in cash. This business operates under the name Caribbean Transportation Services, Inc. ("CTS"), and is a subsidiary of FedEx Trade Networks. CTS is an airfreight forwarder servicing freight shipments primarily between the United States and Puerto Rico. The excess of purchase price over the estimated fair value of the net assets acquired ($103 million) has been recorded as goodwill.

All of these acquisitions were accounted for under the purchase method of accounting, and the operating results of these acquired companies are included in consolidated operations from the date of acquisition. For FedEx Freight East, the results of operations are included from January 1, 2001. Pro forma results including these acquisitions would not differ materially from reported results.

Note 4: Goodwill and Intangibles

The carrying amount of goodwill attributable to each reportable operating segment with goodwill balances and changes therein follows (in millions):

	FedEx Express	FedEx Freight	Other	Total
May 31, 2001	$357	$595	$100	$1,052
Goodwill acquired during the year	35	–	–	35
Impairment adjustment	–	–	(25)	(25)
Other	1	–	–	1
May 31, 2002	**$393**	**$595**	**$ 75**	**$1,063**

In connection with adopting SFAS 142, we also reassessed the useful lives and the classification of our identifiable intangible assets other than goodwill and determined that they continue to be appropriate. The components of our amortizing intangible assets follow (in millions):

	May 31, 2002		May 31, 2001	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Contract based	**$ 73**	**$(32)**	$ 73	$(27)
Technology based and other	**64**	**(28)**	63	(22)
	$137	**$(60)**	$136	$(49)

Amortization expense for intangible assets other than goodwill was $14 million for 2002 and $15 million for 2001. Estimated amortization expense for the five succeeding fiscal years follows (in millions):

	Estimated Amortization Expense
2003	$13
2004	9
2005	8
2006	8
2007	8

Actual results of operations for 2002, 2001 and 2000 and pro forma results of operations had we applied the nonamortization provisions of SFAS 142 in those periods follow (in millions, except per share amounts):

Years ended May 31	2002	2001	2000
Reported net income	**$ 710**	$ 584	$ 688
Add: Goodwill amortization, net of tax	–	17	10
Adjusted net income	**$ 710**	$ 601	$ 698
Basic earnings per share			
Reported net income	**$2.38**	$2.02	$2.36
Goodwill amortization	–	.06	.04
Adjusted net income	**$2.38**	$2.08	$2.40
Diluted earnings per share			
Reported net income	**$2.34**	$1.99	$2.32
Goodwill amortization	–	.06	.04
Adjusted net income	**$2.34**	$2.05	$2.36

Note 5: Selected Liabilities

The components of selected liability captions follow (in millions):

May 31	2002	2001
Accrued Salaries and Employee Benefits:		
Salaries	**$ 111**	$ 193
Employee benefits	**261**	153
Compensated absences	**367**	354
	$ 739	$ 700
Accrued Expenses:		
Self-insurance accruals	**$ 452**	$ 412
Taxes other than income taxes	**253**	240
Other	**359**	421
	$1,064	$1,073
Other Liabilities:		
Deferred lease obligations	**$ 417**	$ 398
Deferred gains, principally related to aircraft transactions	**484**	512
Self-insurance accruals	**387**	364
Other	**638**	560
	$1,926	$1,834

Note 6: Long-Term Debt and Other Financing Arrangements

May 31 In millions	2002	2001
Unsecured debt	**$1,529**	$1,837
Capital lease obligations	**206**	202
Other debt, interest rates of 6.80% to 9.98%, due through 2017	**71**	82
	1,806	2,121
Less current portion	**6**	221
	$1,800	$1,900

On September 28, 2001, we closed $1 billion of revolving bank credit facilities to replace our existing $1 billion credit agreement. The revolving credit agreements comprise two parts. The first part provides for $750 million through September 28, 2006. The second part provides for a 364-day commitment for $250 million through September 27, 2002. Facility fees paid under the revolver for 2002 were approximately $1 million and are projected to be approximately $1 million annually. Interest rates on borrowings under the agreements are generally determined by maturities selected and prevailing market conditions. Borrowing under the credit agreements will bear interest, at our option, at a rate per annum equal to either (a) the LIBO rate plus a credit spread, or (b) the higher of the Federal Funds Effective Rate, as defined, plus ½ of 1% or the bank's Prime Rate. The revolving credit agreements contain certain covenants and restrictions, none of which are expected to significantly affect our operations or ability to pay dividends.

Commercial paper borrowings are backed by unused commitments under our revolving credit agreements and reduce the amount available under the agreements. As of May 31, 2002, no commercial paper borrowings were outstanding and the entire amount under the credit facilities was available. There were no commercial paper borrowings outstanding at May 31, 2001.

The components of unsecured debt (net of discounts) were as follows:

May 31 In millions	2002	2001
Senior unsecured debt (fixed rates):		
Interest rates of 6.63% to 7.25%, due through 2011	**$ 747**	$ 746
Interest rates of 9.65% to 9.88%, due through 2013	**299**	474
Interest rate of 7.80%, due 2007	**200**	200
Interest rates of 6.92% to 8.91%, due through 2012	**–**	118
Bonds, interest rate of 7.60%, due in 2098	**239**	239
Medium term notes, interest rates of 8.00% to 10.57%, due through 2007	**44**	60
	$1,529	$1,837

In conjunction with the acquisition of FedEx Freight East, debt of $240 million was assumed, a portion of which was refinanced subsequent to the acquisition. On April 5, 2002, we prepaid the remaining $101 million. The debt carried interest rates of 6.92% to 8.91%, and was due in installments through 2012. Under the debt agreements, we incurred a prepayment penalty of $13 million, which was included in other nonoperating expense.

On February 12, 2001, senior unsecured notes were issued in the amount of $750 million. These notes are guaranteed by all of our subsidiaries that are not considered minor as defined by SEC regulations. Net proceeds from the borrowings were used to repay indebtedness, principally borrowings under the commercial paper program, and for general corporate purposes. The notes were issued in three $250 million tranches with various terms and interest rates.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various facilities and equipment. In certain cases, the bond issue proceeds were loaned to us and are included in long-term debt and in other cases, the related lease agreements are accounted for as capital leases. Approximately $249 million in principal of these bonds (with total future principal and interest payments of approximately $438 million as of May 31, 2002) are guaranteed by FedEx Express. These guarantees can only be invoked in the event FedEx Express defaults on the lease obligations and certain other remedies are not available.

We incur other commercial commitments in the normal course of business to support our operations. Letters of credit at May 31, 2002 were $124 million. These instruments are generally required under certain self-insurance programs that are reflected in the balance sheet. Therefore, no additional liability is reflected for the letters of credit.

Scheduled annual principal maturities of long-term debt for the five years subsequent to May 31, 2002, are as follows (in millions):

	Amount
2003	$ 6
2004	275
2005	6
2006	257
2007	226

Long-term debt, exclusive of capital leases, had carrying values of $1.600 billion and $1.919 billion at May 31, 2002 and 2001, respectively, compared with fair values of approximately $1.746 billion and $1.999 billion at those respective dates. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

Note 7: Lease Commitments

We utilize certain aircraft, land, facilities and equipment under capital and operating leases that expire at various dates through 2038. In addition, supplemental aircraft are leased under agreements that generally provide for cancellation upon 30 days notice.

The components of property and equipment recorded under capital leases were as follows:

May 31 In millions	2002	2001
Package handling and ground support equipment and vehicles	**$213**	$197
Other, principally facilities	**138**	139
	351	336
Less accumulated amortization	**258**	237
	$ 93	$ 99

Rent expense under operating leases for the years ended May 31 was as follows:

In millions	2002	2001	2000
Minimum rentals	**$1,453**	$1,399	$1,299
Contingent rentals	**132**	91	99
	$1,585	$1,490	$1,398

Contingent rentals are based on hours flown under supplemental aircraft leases.

A summary of future minimum lease payments under capital leases and noncancellable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2002 is as follows:

In millions	Capital Leases	Operating Leases
2003	$ 12	$ 1,501
2004	12	1,235
2005	12	1,162
2006	12	1,053
2007	12	1,028
Thereafter	253	8,791
	313	$14,770
Less amount representing interest	(107)	
Present value of net minimum lease payments	$ 206	

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, us or FedEx Express.

Note 8: Preferred Stock

The Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of Series Preferred Stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2002, none of these shares had been issued.

Note 9: Common Stockholders' Investment

Treasury Shares

During 2002, we purchased 3,350,000 treasury shares, or approximately 1% of our outstanding shares of common stock, under a 5,000,000 share repurchase program at an average cost of $52.70 per share. Treasury shares were utilized in 2002 for issuances under the stock-based compensation plans discussed below. On May 31, 2002, the Board of Directors approved a plan to repurchase an additional 5,000,000 shares of our common stock. At May 31, 2002 and 2001, respectively, 382,046 and 1,244,490 shares remained in treasury. During 2000, we purchased approximately 15,000,000 treasury shares at an average cost of $39.75.

Stock Compensation Plans

If compensation cost for stock-based compensation plans had been determined under SFAS 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been the pro forma amounts indicated below:

In millions, except per share amounts	**2002**	2001	2000
Net income:			
As reported	**$710**	$584	$688
Pro forma	**673**	553	660
Diluted earnings per common share:			
As reported	**2.34**	1.99	2.32
Pro forma	**2.22**	1.89	2.23

Fixed Stock Option Plans

Under the provisions of our stock incentive plans, options may be granted to certain key employees (and, under the 1997 plan, to directors who are not employees) to purchase shares of common stock at a price not less than its fair market value at the date of grant. Options granted have a maximum term of ten years. Vesting requirements are determined at the discretion of the Compensation Committee of the Board of Directors. Presently, option vesting periods range from one to eight years. At May 31, 2002, there were 3,503,433 shares available for future grants under these plans.

Beginning with the grants made on or after June 1, 1995, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for each option grant:

	2002	2001	2000
Dividend yield	**0%**	0%	0%
Expected volatility	**30%**	35%	30%
Risk-free interest rate	**2.9%–4.9%**	4.3%–6.5%	5.6%–6.8%
Expected lives	**2.5–5.5 years**	2.5–5.5 years	2.5–9.5 years

The weighted-average fair value of options granted during the year was $12.39, $13.19 and $16.63 for the years ended May 31, 2002, 2001 and 2000, respectively.

The following table summarizes information about our fixed stock option plans for the years ended May 31:

	2002		2001		2000	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**17,498,558**	**$30.24**	15,010,651	$29.12	13,399,532	$23.11
Granted and assumed	**4,023,098**	**40.66**	4,267,753[1]	31.19	3,218,450	50.79
Exercised	**(3,875,767)**	**22.34**	(1,465,684)	20.02	(1,232,699)	18.81
Forfeited	**(339,875)**	**35.06**	(314,162)	37.25	(374,632)	33.81
Outstanding at end of year	**17,306,014**	**34.32**	17,498,558	30.24	15,010,651	29.12
Exercisable at end of year	**8,050,362**	**29.98**	8,704,009	25.09	5,781,855	21.44

[1] *Includes 1,479,016 options assumed upon acquisition of FedEx Freight East in 2001.*

The following table summarizes information about fixed stock options outstanding at May 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 9.22–$13.58	24,133	0.4 years	$10.30	24,000	$10.29
14.03– 21.03	3,771,225	3.3 years	18.32	2,820,024	18.15
21.06– 29.53	1,528,190	5.5 years	25.67	1,202,942	26.05
31.77– 47.00	10,009,457	7.8 years	37.48	3,032,647	34.40
48.44– 57.84	1,973,009	7.1 years	55.87	970,749	55.93
9.22– 57.84	17,306,014	6.6 years	34.32	8,050,362	29.98

Restricted Stock Plans

Under the terms of our Restricted Stock Plans, shares of common stock are awarded to key employees. All restrictions on the shares expire over periods varying from two to five years from their date of award. Shares are valued at the market price at the date of award. Compensation related to these plans is recorded as a reduction of common stockholders' investment and is amortized to expense as restrictions on such shares expire.

The following table summarizes information about restricted stock awards for the years ended May 31:

	2002		2001		2000	
	Shares	**Weighted-Average Fair Value**	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Awarded	**329,500**	**$43.01**	330,250	$39.89	283,750	$51.90
Forfeited	**12,000**	**49.79**	8,438	40.92	20,000	37.71

At May 31, 2002, there were 846,038 shares available for future awards under these plans. Compensation cost for the restricted stock plans was approximately $12 million for 2002, 2001 and 2000.

Note 10: Computation of Earnings Per Share

The calculation of basic earnings per common share and diluted earnings per common share for the years ended May 31 was as follows:

In millions, except per share amounts	2002	2001	2000
Net income applicable to common stockholders	**$ 710**	$ 584	$ 688
Weighted-average common shares outstanding	**298**	289	292
Basic earnings per common share	**$2.38**	$2.02	$2.36
Weighted-average common shares outstanding	**298**	289	292
Common equivalent shares:			
Assumed exercise of outstanding dilutive options	**16**	14	12
Less shares repurchased from proceeds of assumed exercise of options	**(11)**	(10)	(8)
Weighted-average common and common equivalent shares outstanding	**303**	293	296
Diluted earnings per common share	**$2.34**	$1.99	$2.32

Note 11: Income Taxes

The components of the provision for income taxes for the years ended May 31 were as follows:

In millions	2002	2001	2000
Current provision:			
Domestic:			
Federal	**$333**	$310	$365
State and local	**39**	43	49
Foreign	**41**	36	40
	413	389	454
Deferred provision (credit):			
Domestic:			
Federal	**21**	(43)	(3)
State and local	**3**	(3)	–
Foreign	**(2)**	–	(1)
	22	(46)	(4)
	$435	$343	$450

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 is as follows:

	2002	2001	2000
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
State and local income taxes, net of federal benefit	**2.4**	2.8	2.8
Other, net	**0.1**	(0.8)	1.7
Effective tax rate	**37.5%**	37.0%	39.5%

The significant components of deferred tax assets and liabilities as of May 31 were as follows:

In millions	2002		2001	
	Deferred Tax Assets	**Deferred Tax Liabilities**	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment and leases	**$ 266**	**$ 897**	$ 269	$ 816
Employee benefits	**273**	**126**	226	118
Self-insurance accruals	**288**	**–**	277	–
Other	**191**	**125**	241	99
	$1,018	**$1,148**	$1,013	$1,033

In connection with an Internal Revenue Service ("IRS") audit for the tax years 1993 and 1994, the IRS proposed adjustments characterizing routine jet engine maintenance costs as capital expenditures that must be recovered over seven years, rather than as expenses that are deducted immediately, as has been our practice. We filed an administrative protest of these adjustments and engaged in discussions with the Appeals office of the IRS. After these discussions failed to result in a settlement, in 2001 we paid $70 million in tax and interest and filed suit in Federal District Court for a complete refund of the amounts paid, plus interest. The IRS has continued to assert its position in audits for the years 1995 through 1998 with respect to maintenance costs for jet engines and rotable aircraft parts. Based on these audits, the total proposed deficiency for the 1995–1998 period, including tax and interest through May 31, 2002 was approximately $187 million. In addition, we have continued to expense these types of maintenance costs subsequent to 1998. We believe that our practice of expensing these types of maintenance costs is correct, consistent with industry practice and with IRS ruling 2001–4. We intend to vigorously contest the adjustments.

Note 12: Employee Benefit Plans

Pension Plans

We sponsor defined benefit pension plans covering a majority of employees. The largest plan covers certain U.S. employees age 21 and over, with at least one year of service, and provides benefits based on average earnings and years of service. Plan funding is actuarially determined, and is subject to certain tax law limitations. International defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations. Plan assets consist primarily of marketable equity securities and fixed income instruments.

In 2001, we changed the actuarial valuation measurement date for our principal pension plans from May 31 to February 28 to conform to the measurement date used for our postretirement health care plans and to facilitate our planning and budgeting process. Additionally, we adopted a calculated value method for determining the fair value of plan assets, which is a method more consistent with the long-term nature of pension accounting. These changes had no material impact on reported net periodic pension cost, either cumulatively at June 1, 2001 or on a pro forma basis for any of the prior three years. These changes reduced total 2002 pension cost by approximately $32 million. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Due to a lower discount rate and a reduction in the value of plan assets as a result of investment losses at the measurement date for 2002 pension expense (February 28, 2001), our total net pension cost for 2002 increased by approximately $90 million.

An increase in pension cost of approximately $90 million is also expected for 2003 based primarily on a continuing decline in the discount rate (to 7.1%) and a reduction in the expected long-term rate of return on plan assets (to 10.1%). Management reviews the assumptions used to measure pension costs (including the discount rate and the expected long-term rate of return on pension assets) on an annual basis. Economic and market conditions at the measurement date may impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may be experienced in the future.

Postretirement Health Care Plans

Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least ten years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988.

FedEx Corporation

The following table provides a reconciliation of the changes in the pension and postretirement health care plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2002 and a statement of the funded status as of May 31, 2002 and 2001:

In millions	Pension Plans		Postretirement Health Care Plans	
	2002	2001	**2002**	2001
CHANGE IN PROJECTED BENEFIT OBLIGATION				
Projected benefit obligation at beginning of year	**$5,384**	$4,494	**$ 286**	$ 257
Service cost	**348**	325	**27**	25
Interest cost	**409**	382	**25**	23
Actuarial loss (gain)	**168**	211	**(1)**	(12)
Benefits paid	**(84)**	(57)	**(13)**	(8)
Amendments, benefit enhancements and other	**2**	29	**5**	1
Projected benefit obligation at end of year	**$6,227**	$5,384	**$ 329**	$ 286
ACCUMULATED BENEFIT OBLIGATION	**$5,097**	$4,104		
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	**$5,622**	$5,727	**$ –**	$ –
Actual loss on plan assets	**(191)**	(142)	**–**	–
Company contributions	**161**	97	**10**	6
Benefits paid	**(84)**	(57)	**(13)**	(8)
Other	**2**	(3)	**3**	2
Fair value of plan assets at end of year	**$5,510**	$5,622	**$ –**	$ –
FUNDED STATUS OF THE PLANS	**$ (717)**	$ 238	**$(329)**	$(286)
Unrecognized actuarial loss (gain)	**823**	(160)	**(59)**	(60)
Unamortized prior service cost	**130**	144	**3**	1
Unrecognized transition amount	**(8)**	(9)	**–**	–
Prepaid (accrued) benefit cost	**$ 228**	$ 213	**$(385)**	$(345)
AMOUNTS RECOGNIZED IN THE BALANCE SHEET AT MAY 31:				
Prepaid benefit cost	**$ 411**	$ 365	**$ –**	$ –
Accrued benefit liability	**(183)**	(152)	**(385)**	(345)
Minimum pension liability	**(19)**	(20)	**–**	–
Accumulated other comprehensive income	**5**	–	**–**	–
Intangible asset	**14**	20	**–**	–
Prepaid (accrued) benefit cost	**$ 228**	$ 213	**$(385)**	$(345)

The projected benefit obligation ("PBO") is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation ("ABO") is also presented in the table above. The ABO also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. Therefore, the ABO as compared to plan assets is an indication of the assets currently available to fund vested and nonvested benefits accrued through May 31.

At May 31, 2002, all of our material pension plans had a PBO in excess of plan assets (due primarily to the significant decline in the discount rate at the 2002 measurement date and investment losses during the year). At May 31, 2001, there were some plans with a PBO in excess of plan assets. The PBO was $259 million on plan assets of $57 million for such plans.

However, the measure of whether a pension plan is under funded for financial accounting purposes is based on a comparison of the ABO to the fair value of plan assets and amounts accrued for such benefits in the balance sheet. We have certain nonqualified defined benefit plans that are not funded because such funding provides no current tax benefit. Primarily related to those plans, we have ABOs aggregating approximately $180 million at May 31, 2002 and $170 million at May 31, 2001 with no material related assets. Plans with this funded status resulted in the recognition of a minimum pension liability in our balance sheets. This minimum liability was $19 million at May 31, 2002 and $20 million at May 31, 2001.

Net periodic benefit cost for the three years ended May 31 was as follows:

In millions	Pension Plans			Postretirement Health Care Plans		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$348**	$ 325	$ 338	**$27**	$25	$26
Interest cost	**409**	382	336	**25**	23	20
Expected return on plan assets	**(621)**	(624)	(546)	**–**	–	–
Net amortization and deferral	**13**	(23)	6	**(2)**	(1)	–
Curtailment gain	**–**	–	–	**–**	(2)	–
	$149	$ 60	$ 134	**$50**	$45	$46

WEIGHTED-AVERAGE ACTUARIAL ASSUMPTIONS

	Pension Plans			Postretirement Health Care Plans		
	2002	2001	2000	**2002**	2001	2000
Discount rate	**7.1%**	7.7%	8.5%	**7.3%**	8.2%	8.3%
Rate of increase in future compensation levels	**3.3**	4.0	5.0	**–**	–	–
Expected long-term rate of return on assets	**10.9**	10.9	10.9	**–**	–	–

Future medical benefit costs are estimated to increase at an annual rate of 14.0% during 2003, decreasing to an annual growth rate of 5.3% in 2011 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 8.0% during 2003, decreasing to an annual growth rate of 5.3% in 2009 and thereafter. Our cost is capped at 150% of the 1993 employer cost and, therefore, is not subject to medical and dental trends after the capped cost is attained. Therefore, a 1% change in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 2002, or 2002 benefit expense.

Defined Contribution Plans

Profit sharing and other defined contribution plans are in place covering a majority of U.S. employees. Profit sharing plans provide for discretionary employer contributions, which are determined annually by the Board of Directors. Other plans provide matching funds based on employee contributions to 401(k) plans. Expense under these plans was $75 million in 2002, $99 million in 2001 and $125 million in 2000. Included in these expense amounts are cash distributions made directly to employees of $10 million, $45 million and $39 million in 2002, 2001 and 2000, respectively.

Note 13: Business Segment Information

We have determined our reportable operating segments to be FedEx Express, FedEx Ground and FedEx Freight, each of which operates in a single line of business. Included within Other are the operations of FedEx Custom Critical, FedEx Trade Networks and FedEx Services. Other also includes the operations of FedEx Freight West through November 30, 2000 and certain unallocated corporate items and eliminations. Segment financial performance is evaluated based on operating income.

The formation of FedEx Services at the beginning of 2001 represented the implementation of a business strategy that combined the sales, marketing and information technology functions of our FedEx Express and FedEx Ground reportable segments to form a shared services company that supports the package businesses of both of these segments. FedEx Services provides our customers with a single point of contact for all express and ground services. Prior to the formation of FedEx Services, each business had its own self-contained sales, marketing and information technology functions. The costs for these activities are now allocated based on metrics such as relative revenues and estimated services provided. These allocations materially approximate the cost of providing these functions.

In addition, certain segment assets associated with the sales, marketing and information technology departments previously recorded at FedEx Express and FedEx Ground were transferred to FedEx Services. The related depreciation and amortization for those assets is now allocated to these operating segments as "Intercompany charges." Consequently, 2000 depreciation and amortization expense segment information presented is not comparable to subsequent periods. We believe the total amounts allocated to the business segments reasonably reflect the cost of providing such services.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income and segment assets to consolidated financial statement totals:

In millions	FedEx Express	FedEx Ground	FedEx Freight[1]	Other	Consolidated Total
Revenues					
2002	**$15,327**	**$2,711**	**$1,960**	**$ 609**	**$20,607**
2001	15,534	2,237	835	1,023	19,629
2000	15,068	2,033	–	1,156	18,257
Depreciation and amortization					
2002	**$ 806**	**$ 132**	**$ 86**	**$ 340**	**$ 1,364**
2001	797	111	44	324	1,276
2000	998	99	–	58	1,155
Operating income (loss)					
2002	**$ 811**	**$ 337**	**$ 168**	**$ 5**	**$ 1,321**
2001	847[2]	175	55	(6)[3]	1,071
2000	900	226	–	95	1,221
Segment assets					
2002	**$ 9,949**	**$1,430**	**$1,702**	**$ 731**	**$13,812**
2001	9,623	1,158	1,703	908	13,392

[1] *2001 includes the financial results of FedEx Freight West from December 1, 2000 and of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes). Therefore, 2001 results are not comparable to 2002.*

[2] *Includes $93 million charge for impairment of certain assets related to the MD10 aircraft program and $9 million charge related to the Ayres program write-off.*

[3] *Includes $22 million of FedEx Supply Chain Services reorganization costs.*

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31:

In millions	FedEx Express	FedEx Ground	FedEx Freight[1]	Other	Consolidated Total
2002	**$1,059**	**$212**	**$82**	**$262**	**$1,615**
2001	1,233	212	62	386	1,893
2000	1,331	244	–	52	1,627

[1] *2001 includes the financial information of FedEx Freight West from December 1, 2000 and of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes). Therefore, 2001 capital expenditures are not comparable to 2002.*

The following table presents revenue by service type and geographic information for the years ended or as of May 31:

Revenue by Service Type

In millions	2002	2001	2000
FedEx Express:			
Package:			
U.S. overnight box[1]	**$ 5,338**	$ 5,830	$ 5,684
U.S. overnight envelope[2]	**1,755**	1,871	1,854
U.S. deferred	**2,383**	2,492	2,428
Total domestic package revenue	**9,476**	10,193	9,966
International priority	**3,834**	3,940	3,552
Total package revenue	**13,310**	14,133	13,518
Freight:			
U.S.[3]	**1,273**	651	566
International	**384**	424	492
Total freight revenue	**1,657**	1,075	1,058
Other	**360**	326	492
Total FedEx Express	**15,327**	15,534	15,068
FedEx Ground	**2,711**	2,237	2,033
FedEx Freight[4]	**1,960**	835	–
Other	**609**	1,023	1,156
	$20,607	$19,629	$18,257

[1] *The U.S. overnight box category includes packages exceeding eight ounces in weight.*

[2] *The U.S. overnight envelope category includes envelopes weighing eight ounces or less.*

[3] *Includes revenue from our air transportation agreement with the USPS, which took effect in August 2001.*

[4] *Results for 2001 include the financial results of FedEx Freight West from December 1, 2000 and of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes). Therefore, 2001 results are not comparable to 2002.*

Geographic Information[1]

In millions	2002	2001	2000
Revenues:			
U.S.	**$15,968**	$14,858	$13,805
International	**4,639**	4,771	4,452
	$20,607	$19,629	$18,257
Long-lived assets:			
U.S.	**$ 8,627**	$ 8,637	$ 7,224
International	**1,520**	1,254	1,018
	$10,147	$ 9,891	$ 8,242

[1] *International revenue includes shipments that either originate in or are destined to locations outside the United States. Long-lived assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.*

Note 14: Supplemental Cash Flow Information

Cash paid for interest expense and income taxes for the years ended May 31 was as follows:

In millions	2002	2001	2000
Interest (net of capitalized interest)	**$146**	$139	$125
Income taxes	**312**	445	355

Noncash investing and financing activities for the years ended May 31 were as follows:

In millions	2002	2001	2000
Fair value of assets surrendered under exchange agreements (with two airlines)	**$–**	$ –	$19
Fair value of assets acquired under exchange agreements	**8**	5	28
Fair value of assets surrendered under fair value of assets acquired	**$(8)**	$ (5)	$ (9)
Fair value of treasury stock and common stock options issued in business acquisition	**$–**	$506	$ 7

Noncash investing activities reflect the contractual acquisition of aircraft, spare parts and other equipment in exchange for engine noise reduction kits.

Note 15: Commitments

Annual purchase commitments under various contracts as of May 31, 2002, were as follows (in millions):

	Aircraft	Aircraft-Related[1]	Other[2]	Total
2003	$284	$473	$267	$1,024
2004	23	295	53	371
2005	–	304	19	323
2006	19	275	11	305
2007	–	184	11	195

[1] *Primarily aircraft modifications, rotables, spare parts and spare engines.*
[2] *Primarily facilities, vehicles, computer and other equipment.*

FedEx Express is committed to purchase eight DC10s, three MD11s, seven A300s and three A310s to be delivered through 2006. Deposits and progress payments of $12 million have been made toward these purchases and other planned aircraft transactions. Total commitments for years 2003 and thereafter exclude approximately $825 million due to the cancellation of certain contractual obligations to acquire 19 MD11 aircraft from an affiliate of SAirGroup, which filed for protection from creditors under Swiss law and $207 million of contractual obligations related to the purchase of 75 ALM 200s because Ayres Corporation filed for Chapter 11 bankruptcy protection in November 2000 and its assets were subsequently foreclosed on by its senior lender. We believe it is unlikely that any of the ALM 200 aircraft will be delivered to FedEx Express.

In January 2001, FedEx Express entered into a memorandum of understanding to acquire ten Airbus A380 aircraft from AVSA, S.A.R.L. At May 31, 2002, the acquisition of these aircraft was subject to the execution of a definitive purchase agreement and no amounts for these aircraft are included in the preceding table.

Note 16: Legal Proceedings

A class action lawsuit is pending in Federal District Court in San Diego, California against FedEx Express generally alleging that customers who had late deliveries during the 1997 Teamsters strike at United Parcel Service were entitled to a full refund of shipping charges pursuant to our money-back guarantee, regardless of whether they gave timely notice of their claim. At the hearing on the plaintiffs' motion for summary judgment, the court ruled against FedEx Express. The judgment totaled approximately $68 million, including interest and fees for the plaintiffs' attorney. We plan to appeal to the 9th Circuit Court of Appeals. No accrual has been recorded as we believe the case is without merit and it is probable we will prevail upon appeal.

Another class action lawsuit is pending in Illinois state court against FedEx Express generally alleging that FedEx Express imposed a fuel surcharge in a manner that is not consistent with the terms and conditions of its contracts with customers. We are presently attempting to negotiate a settlement. If a settlement is not reached and approved, a trial date will be set for sometime in 2003. Although settlement discussions have occurred, the amount of loss (if any) is not currently estimable.

We have denied any liability with respect to these claims and intend to vigorously defend ourselves in these cases.

Also, see Note 11 for discussion of tax-related legal proceedings.

FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect our financial position, results of operations or cash flows.

Note 17: Asset Impairments

Asset impairment adjustments of $102 million at FedEx Express were recorded in the fourth quarter of 2001. Impaired assets were adjusted to fair value based on estimated fair market values. All charges relating to asset impairments were reflected as other operating expenses in the Consolidated Statements of Income. The asset impairment charge consisted of two parts (in millions):

Certain assets related to the MD10 aircraft program	$ 93
Ayres program deposits and other	9
	$102

These aircraft procurement programs were in place to ensure adequate aircraft capacity for future volume growth. Due to lowered capacity requirements, it became evident during the fourth quarter of 2001 that FedEx Express had more aircraft capacity commitments than required. Certain aircraft awaiting modification under the MD10 program, which were not yet in service and were not being depreciated, and the purchase commitments for the Ayres aircraft were evaluated and determined to be impaired.

The MD10 program charge is comprised primarily of the write-down of impaired DC10 airframes, engines and parts to a nominal estimated salvage value. Costs relating to the disposal of the assets were also recorded. The disposal was substantially completed during 2002 and a $9 million credit was recognized in operating income. The Ayres program charge is comprised primarily of the write-off of deposits for aircraft purchases. Capitalized interest and other costs estimated to be unrecoverable in connection with the bankruptcy of Ayres Corporation were also expensed.

Note 18: Other Events

On April 24, 2001, FedEx Supply Chain Services committed to a plan to reorganize certain of its unprofitable, nonstrategic logistics business and reduce overhead. Total 2001 costs of $22 million were recorded in connection with this plan, primarily comprising costs for estimated contractual settlements of $8 million, asset impairment charges of $5 million and severance and employee separation of $5 million. Asset impairment charges were recognized to reduce the carrying value of long-lived assets (primarily software) to estimated fair values, and an accrual of $17 million was recorded for the remaining reorganization costs. All charges were reflected as other operating expenses in the Consolidated Statements of Income. The reorganization was completed in 2002 and based on actual expenses incurred during the year, a $3 million credit was recognized in operating income. Approximately 120 principally administrative positions were eliminated under the plan. The balance of the accrual at May 31, 2002 was zero.

In 2000, FedEx Express recorded nonoperating gains of approximately $11 million from the sale of securities and approximately $12 million from the insurance settlement for a leased MD11 aircraft destroyed in October 1999.

Note 19: Summary of Quarterly Operating Results (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter[1]	Fourth Quarter[2]
2002				
Revenues	**$5,037**	**$5,135**	**$5,019**	**$5,416**
Operating income	**235**	**433**	**237**	**416**
Income before cumulative effect of change in accounting principle	**124**	**245**	**120**	**236**
Net income	**109**	**245**	**120**	**236**
Basic earnings per common share:				
Income before cumulative effect of change in accounting principle	**.42**	**.82**	**.40**	**.79**
Cumulative effect of change in accounting for goodwill	**(.05)**	**–**	**–**	**–**
Basic earnings per common share	**.37**	**.82**	**.40**	**.79**
Diluted earnings per common share:				
Income before cumulative effect of change in accounting principle	**.41**	**.81**	**.39**	**.78**
Cumulative effect of change in accounting for goodwill	**(.05)**	**–**	**–**	**–**
Diluted earnings per common share	**.36**	**.81**	**.39**	**.78**
2001				
Revenues	$4,779	$4,895	$4,839	$5,116
Operating income	311	345	191	224
Net income	169	194	108	113
Basic earnings per common share[3]	.59	.68	.38	.38
Diluted earnings per common share[3]	.58	.67	.37	.38

[1] *Third quarter 2001 includes the results of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes).*

[2] *Fourth quarter of 2001 includes a $102 million charge for impairment of certain assets related to aircraft programs at FedEx Express and a $22 million reorganization charge at FedEx Supply Chain Services.*

[3] *The sums of the quarterly earnings per share do not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective periods.*

Report of Independent Auditors

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheet of FedEx Corporation as of May 31, 2002, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of FedEx Corporation as of May 31, 2001, and for the two years in the period then ended, were audited by other auditors and whose report dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation as of May 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

Ernst & Young LLP

Memphis, Tennessee
June 24, 2002

Report of Independent Public Accountants

To the Stockholders of FedEx Corporation:

We have audited the accompanying consolidated balance sheets of FedEx Corporation (a Delaware corporation) and subsidiaries as of May 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of FedEx's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FedEx Corporation as of May 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Memphis, Tennessee
June 27, 2001

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with FedEx Corporation's annual report for the year ended May 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this annual report.

The following table sets forth certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2002. This information should be read in conjunction with the Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and other financial data appearing elsewhere herein.

In millions, except per share amounts and other operating data	2002	2001[1]	2000	1999	1998
OPERATING RESULTS					
Revenues	**$20,607**	$19,629	$18,257	$16,773	$15,873
Operating income	**1,321**	1,071[2]	1,221	1,163	1,011
Income from continuing operations before income taxes	**1,160**	927	1,138	1,061	900
Income from continuing operations before cumulative effect of change in accounting principle	**725**	584	688	631	498
Income from discontinued operations	–	–	–	–	5
Cumulative effect of change in accounting for goodwill[3]	**(15)**	–	–	–	–
Net income	**$ 710**	$ 584	$ 688	$ 631	$ 503
PER SHARE DATA					
Earnings per share:					
Basic:					
Continuing operations	**$ 2.43**	$ 2.02	$ 2.36	$ 2.13	$ 1.70
Discontinued operations	–	–	–	–	0.02
Cumulative effect of change in accounting for goodwill	**(0.05)**	–	–	–	–
	$ 2.38	$ 2.02	$ 2.36	$ 2.13	$ 1.72
Assuming dilution:					
Continuing operations	**$ 2.39**	$ 1.99	$ 2.32	$ 2.10	$ 1.67
Discontinued operations	–	–	–	–	0.02
Cumulative effect of change in accounting for goodwill	**(0.05)**	–	–	–	–
	$ 2.34	$ 1.99	$ 2.32	$ 2.10	$ 1.69
Average shares of common stock outstanding	**298**	289	292	296	293
Average common and common equivalent shares outstanding	**303**	293	296	301	298
Cash dividends[4]	–	–	–	–	–
FINANCIAL POSITION					
Property and equipment, net	**$ 8,302**	$ 8,100	$ 7,084	$ 6,559	$ 5,935
Total assets	**13,812**	13,392	11,527	10,648	9,686
Long-term debt, including capital leases, less current portion	**1,800**	1,900	1,776	1,360	1,385
Common stockholders' investment	**6,545**	5,900	4,785	4,664	3,961
OTHER OPERATING DATA					
FedEx Express:					
Operating weekdays	**255**	255	257	256	254
Aircraft fleet	**647**	640	663	634	613
FedEx Ground:					
Operating weekdays	**253**	254	254	253	256
FedEx Freight:					
Operating weekdays	**253**	107	–	–	–
Average full-time equivalent employees	**184,953**	176,960	163,324	156,386	150,823

[1] *Results for 2001 include the financial results of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes).*

[2] *Asset impairment charges of $102 million ($65 million, net of tax) at FedEx Express and reorganization costs of $22 million ($14 million, net of tax) at FedEx Supply Chain Services were recorded in 2001. See Notes 17 and 18 of the accompanying audited financial statements.*

[3] *Results for 2002 reflect our adoption of SFAS 142, "Goodwill and Other Intangible Assets." We recognized an adjustment of $25 million ($15 million or $0.05 per share, net of tax) to reduce the carrying value of certain goodwill to its implied fair value. See Note 2 of the accompanying audited financial statements.*

[4] *In May 2002, FedEx declared a cash dividend of $0.05 per share payable on July 8, 2002. Prior to this date, FedEx had never paid cash dividends on its common stock.*

Board of Directors

James L. Barksdale[3]
President and Chief Executive Officer
Barksdale Management Corporation
Philanthropic investment company

Ralph D. DeNunzio[2*]
President
Harbor Point Associates, Inc.
Private investment and consulting firm

Judith L. Estrin[3*]
President and Chief Executive Officer
Packet Design Management Company, LLC
Internet technology company

F. Sheridan Garrison[2]
Chairman Emeritus and Founder
American Freightways, Inc.

Philip Greer[1*]
Managing Director
Greer Family Consulting & Investments, LLC
Investment management firm

J.R. Hyde, III[2]
Chairman
Pittco Management, LLC
Investment management firm

Dr. Shirley A. Jackson[3,4]
President
Rensselaer Polytechnic Institute
Technological university

George J. Mitchell[4]
Chairman
Verner, Liipfert, Bernhard, McPherson and Hand
Law firm

Frederick W. Smith
Chairman, President and Chief Executive Officer
FedEx Corporation

Dr. Joshua I. Smith[1]
Chairman and Managing Partner
Coaching Group, LLC
Consulting firm

Paul S. Walsh[2]
Group Chief Executive Officer
Diageo plc
Consumer food and beverage company

Peter S. Willmott[1,4*]
Chairman and Chief Executive Officer
Willmott Services, Inc.
Retail and consulting firm

1 *Audit Committee*
2 *Compensation Committee*
3 *Information Technology Oversight Committee*
4 *Nominating & Governance Committee*
* *Committee Chair*

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer
Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer
Robert B. Carter
Executive Vice President and Chief Information Officer
Kenneth R. Masterson
Executive Vice President, General Counsel and Secretary
T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications
James S. Hudson
Corporate Vice President and Chief Accounting Officer

FedEx Express

David J. Bronczek
President and Chief Executive Officer
David F. Rebholz
Executive Vice President, Operations and Systems Support
Michael L. Ducker
Executive Vice President, International

FedEx Freight

Douglas G. Duncan
President and Chief Executive Officer
Thomas R. Garrison
President and Chief Executive Officer, FedEx Freight East
Tilton G. Gore
President and Chief Executive Officer, FedEx Freight West

FedEx Ground

Daniel J. Sullivan
President and Chief Executive Officer
Ivan T. Hofmann
Executive Vice President and Chief Operating Officer
Rodger G. Marticke
Executive Vice President, Administration

FedEx Custom Critical

John G. Pickard
President and Chief Executive Officer

FedEx Trade Networks

G. Edmond Clark
President and Chief Executive Officer

Corporate Information

Stock Listing

FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

Stockholders

At July 15, 2002, there were 18,075 stockholders of record.

Market Information

Following are high and low sale prices, by quarter, for FedEx Corporation common stock in 2002 and 2001.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2002				
High	**$43.58**	**$47.50**	**$58.91**	**$61.35**
Low	**35.99**	**33.15**	**45.13**	**49.85**
FY 2001				
High	$43.44	$49.85	$48.40	$44.24
Low	33.38	38.04	36.35	35.50

Dividends

Prior to May 31, 2002, FedEx had never declared a cash dividend, our policy having been to reinvest all earnings in our businesses. On May 31, 2002, our Board of Directors declared a cash dividend of $0.05 per share on our common stock. We expect to continue to pay regular quarterly cash dividends, though each subsequent quarterly dividend is subject to review and approval by our Board of Directors.

Corporate Headquarters

942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500.

Annual Meeting

The annual meeting of stockholders will be held at the FedEx Express World Headquarters Auditorium, 3670 Hacks Cross Road, Building G, Memphis, Tennessee, on Monday, September 30, 2002, at 10:00 a.m. Central time.

General and Media Inquiries

Contact Shirlee M. Clark, Director, Public Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 434-8400.

Stockholder Account Inquiries

Contact EquiServe Trust Company, N.A., P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617 / John H. Ruocco (312) 499-7033.

Direct Stock Purchase and Dividend Reinvestment Inquiries

For information on The DirectSERVICE™ Investment Program for Shareowners of FedEx Corporation, call EquiServe at (800) 446-2617 or visit their direct stock purchase plan Web site at equiserve.com. This program provides an alternative to traditional retail brokerage methods of purchasing, holding, and selling FedEx common stock. This program also permits shareholders to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

Financial Information, including Form 10-K

Copies of FedEx Corporation's Annual Report on Form 10-K (excluding exhibits), other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available on our Web site at fedex.com. You will be mailed a copy of the Form 10-K upon request to Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov.

Investment Community Inquiries

Contact J. H. Clippard, Jr., Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com or visit our Web site at fedex.com.

Auditors

Ernst & Young LLP, Memphis, Tennessee.

Equal Employment Opportunity

FedEx Corporation is firmly committed to afford Equal Employment Opportunity to all individuals regardless of age, sex, race, color, religion, national origin, citizenship, disability, or status as a Vietnam era or special disabled veteran. We are strongly bound to this commitment because adherence to Equal Employment Opportunity principles is the only acceptable way of life. We adhere to those principles not just because they're the law, but because it's the right thing to do.

Service Marks

FedEx,® the FedEx® logo, FedEx International Priority,® Federal Express® and the FedEx Express® and FedEx Ground® logos are registered service marks of Federal Express Corporation. Reg. U.S. Pat. & Tm. Off. and in certain other countries. Used under license. FedEx InSight,℠ FedEx Global Trade Manager℠ and the FedEx Custom Critical,℠ FedEx Freight,℠ FedEx Trade Networks℠ and FedEx Services℠ logos are service marks of Federal Express Corporation. Used under license.

Design by Addison www.addison.com ♻ Portions of this annual report were printed on recycled paper.

FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

fedex.com

FedEx Corporation